    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 21, 2000


                                                      REGISTRATION NO. 333-43496

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                        DECRANE AIRCRAFT HOLDINGS, INC.
(exact name of Registrant as specified in its charter) (and Certain Subsidiaries identified in Footnote (1) below)

                          DELAWARE                                                     34-1645569
              (State or other jurisdiction of                             (I.R.S. Employer Identification No.)
               incorporation or organization)

                        2361 ROSECRANS AVENUE, SUITE 180
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 725-9123
 (Name, address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                R. JACK DECRANE
                        DECRANE AIRCRAFT HOLDINGS, INC.
                        2361 ROSECRANS AVENUE, SUITE 180
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 725-9123
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                       ----------------------------------
                                   COPIES TO:
                                PETER P. WALLACE
                          MORGAN, LEWIS & BOCKIUS LLP
                         300 SO. GRAND AVE., 22ND FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 612-2500
                         ------------------------------
 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.
                         ------------------------------
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                       ----------------------------------
                        CALCULATION OF REGISTRATION FEE

                                                                    PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                  AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
        SECURITIES TO BE REGISTERED              BE REGISTERED          PER NOTE         OFFERING PRICE(2)   REGISTRATION FEE(2)
12% Senior Subordinated Notes due 2008......     $100,000,000             100%             $100,000,000            $27,800
Senior Subordinated Guarantees(3)...........

(1) The following direct and indirect subsidiaries of DeCrane Aircraft Holdings, Inc. are co-registrants, as guarantors of the notes registered hereby, with the employer identification number indicated: Aerospace Display Systems, LLC, a Delaware limited liability company, EIN 94-3369980; Audio International, Inc., an Arkansas corporation, EIN 71-0640962; Avtech Corporation, a Washington corporation, EIN 91-0761549; Carl F. Booth & Co., LLC, a Delaware limited liability company, EIN 31-1706019; Cory
    Components, Inc., a California corporation, EIN 95-3938746; Custom
    Woodwork & Plastics, LLC, a Delaware limited liability company, EIN 94-3369982; DAH-IP Holdings, Inc., a Delaware corporation, EIN 74-2936057; DAH-IP Infinity, Inc., a Delaware corporation, EIN 75-285056; DeCrane Aircraft Furniture Co., L.P., a Texas limited partnership, EIN 74-2961069; Dettmers Industries, Inc., a Delaware corporation, EIN 95-4693717; Elsinore Aerospace Services, Inc., a California corporation, EIN 95-2585262; Elsinore Engineering, Inc., a Delaware corporation, EIN 77-0443200; ERDA, Inc., a Wisconsin corporation, EIN 39-1422413; Flight Refueling, Inc., a Maryland corporation, EIN 52-1112836; Hollingsead International, Inc., a California corporation, EIN 95-2500766; International Custom Interiors, Inc., a Florida corporation, EIN 59-3300923; Patrick Aircraft Tank Systems, Inc., a Maryland corporation, EIN 52-1185155; PATS Aircraft and Engineering Corporation, a Maryland corporation, EIN 52-1096518; PATS Support, Inc., a Maryland corporation, EIN 52-2010611; PATS, Inc., a Maryland corporation, EIN 52-1067232; PCI NEWCO, Inc., a Delaware corporation, EIN 74-2931488; PPI Holdings, Inc., a Kansas corporation, EIN 74-2814579; Precision
    Pattern, Inc., a Kansas corporation, EIN 48-0759147; The Infinity
    Partners, Ltd., a Texas limited partnership, EIN 74-2936058; and Tri-Star Electronics International, Inc., a California corporation, EIN 34-1687242.
(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457; fee previously paid in connection with Registration Statement No. 333-70365, from which all securities are being carried forward.
(3) The 12% Series B Senior Subordinated Notes due 2008 are fully and unconditionally guaranteed on a joint and several basis by the guarantors as their unsecured, senior subordinated obligation. No separate consideration will be paid in respect of the guarantees.
    As permitted by Rule 429, the Prospectus included in this Registration Statement also relates to the Registrant's Registration Statement No. 333-70365 on Form S-1.
                       ----------------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS                          SUBJECT TO COMPLETION, DATED AUGUST 21, 2000


[LOGO]

                        DECRANE AIRCRAFT HOLDINGS, INC.

                                  -----------

                12% SERIES B SENIOR SUBORDINATED NOTES DUE 2008

    We issued the notes in exchange for our old 12% Series A Senior Subordinated Notes due 2008. The notes are identical to the old notes, except that certain transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

    Interest on the notes is payable on March 30 and September 30 of each year, beginning March 30, 1999. We have the right to redeem any new notes at any time beginning September 30, 2003 at the redemption prices set forth on page 16, plus accrued interest. In addition, before September 30, 2001, we may redeem up to 35% of the notes at a redemption price of 112% of their principal amount, plus interest, using proceeds from certain sales of our stock; provided that at least 65% of the principal amount of notes ever issued under the indenture remains outstanding immediately after such redemption. We will also have the right to redeem, and you will have the right to require us to purchase, the notes upon the occurrence of certain change of control events, at the price set forth on page 17.


    The notes rank junior to our senior indebtedness and secured debt, including the debt owed under our bank credit facility. The notes rank equally with any further unsecured, senior subordinated debt. The notes are unconditionally guaranteed on a senior subordinated basis by all of our existing wholly-owned domestic subsidiaries, and rank junior to such guarantors' senior and secured debt and equally with their future unsecured, senior subordinated debt. The notes will effectively rank junior to all liabilities of our subsidiaries that are not guarantors. As of June 30, 2000, DeCrane Aircraft and its guarantor subsidiaries had outstanding approximately $279.8 million of senior indebtedness, and the non-guarantor subsidiaries had approximately $1.2 million of outstanding liabilities, including trade payables.


    INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE
2.

    This prospectus is to be used by Donaldson, Lufkin & Jenrette Securities Corporation in connection with offers and sales in market-making transactions at negotiated prices related to prevailing market prices. We do not intend to list the notes on any securities exchange. DLJ Securities Corporation has advised us that it intends to make a market in the notes; however, it is not obligated to do so and may stop at any time. We will not receive the proceeds of the sale of the notes but will bear the expenses of registration.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                          DONALDSON, LUFKIN & JENRETTE


                 The date of this Prospectus is August   , 2000

                               TABLE OF CONTENTS


Summary.....................................................      1

The Company.................................................      1

Risk Factors................................................      2

Ratio of Earnings to Fixed Charges..........................      9

The Notes...................................................     10

Where You Can Find More Information.........................     12

Use of Proceeds.............................................     12

Description of Notes........................................     13

Plan of Distribution........................................     45

Experts.....................................................     46

Index to Unaudited Pro Forma Consolidated Financial Data....    P-1


                            ------------------------

    You should rely only on the information contained in this prospectus and any supplement. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus is not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in or incorporated by reference in this prospectus and any supplement is accurate as of its date only. Our business, financial condition, results of operations and prospects may have changed since that date.

                                    SUMMARY

    The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus or incorporated by reference in this prospectus and may not contain all the information that is important to you.

                                  THE COMPANY


    Since our founding in 1989, through acquisitions and internal growth, we have become one of the premier suppliers to the general aviation market. We offer a complete line of interior cabin furniture, galleys, seating, and entertainment systems for corporate aircraft. In addition, we manufacture aviation electronic components, referred to as avionics, and provide systems integration services. We sell our products in the corporate, commercial (including regional), retrofit, aftermarket and military aircraft markets. Within these markets, our customers include original manufacturers of aircraft and related avionics equipment, commonly referred to as OEM's, major components suppliers, aircraft repair and modification centers and commercial airlines. We generated pro forma revenues of $329.2 million and EBITDA (as defined) of $75.1 million for the year ended December 31, 1999 and pro forma revenues of $180.3 million and EBITDA of $42.0 million for the six months ended June 30, 2000. Our historical revenues and EBITDA for those periods and our definition of EBITDA appear in our audited and unaudited financial statements. See "Where You Can Find More Information."


    During 1998 and 1999, and the first half of 2000, we completed and integrated ten acquisitions, increasing our diversification within the aircraft industry and reducing our reliance on the commercial aircraft market. We have built a leading position in a number of niche markets in the aircraft industry. The substantial majority of our revenue is generated by businesses in which we have a leading market share. In order to take advantage of the complementary nature of our various product offerings, to rationalize and consolidate the operations of each of our separate companies and to provide even higher levels of customer service, in 1999 we reorganized our related businesses into three separate operating groups: Cabin Management, Specialty Avionics and Systems Integration.


    THE CABIN MANAGEMENT GROUP. We are the leading independent provider of cabin management products for the corporate aircraft market, serving major manufacturers such as Boeing Business Jet, Bombardier, Cessna, Dassault, Gulfstream and Raytheon. We provide a full line of interior cabin components, including seats, furniture, cabinetry, galleys, in-flight entertainment systems, sidewalls and headliners, which are either sold separately or as a pre-engineered, pre-fabricated set. Our "cabinet-in-a-box" product offers customized, pre-engineered, pre-fit interior cabinetry and galley kits to corporate jet OEM's and independent completion centers. We also have developed and are currently marketing our "cabin-in-a-box" product, which is comprised of a customized, pre-engineered, pre-fit cabin interior system, including furniture, galleys, seats, audio-visual entertainment systems, lighting, sidewalls, headliners and electrical control units. Our cabin-in-a-box product will enable our customers to rely on us as the single source for cabin-related products. We estimate that this product could decrease cycle times by 15% to 20%, offering significant cost reduction opportunities to our customers, and could increase the dollar content per plane for us. The Cabin Management Group contributed approximately 48% of our pro forma revenue for the year ended December 31, 1999 and 53% for the six months ended June 30, 2000.



    THE SPECIALTY AVIONICS GROUP. This group designs, engineers and manufactures electronic components, electronic display devices and interconnect components and assemblies. Among the products offered by this group are flight deck communications and audio power control equipment, harness assemblies and connectors, power and signal contact products and liquid crystal display devices, commonly referred to as LCD's. Customers of this group include Airbus, Boeing, Honeywell, Matsushita, and Rockwell Collins. The Specialty Avionics Group contributed approximately 34% of our pro forma revenue for the year ended December 31, 1999 and 29% for the six months ended June 30, 2000.



    THE SYSTEMS INTEGRATION GROUP. This group provides auxiliary fuel tanks, auxiliary power units and system integration services, including engineering, kit manufacturing, installation and certification. Customers of this group include Boeing Business Jet, Bombardier, Cessna, Gulfstream, Raytheon and Rockwell Collins. The Systems Integration Group contributed approximately 18% of our pro forma revenue for the year ended December 31, 1999 and 18% for the six months ended June 30, 2000.


    Our principal executive offices are located at 2361 Rosecrans Avenue, Suite 180, El Segundo, California 90245. Our telephone number is (310) 725-9123. Further information is also available as noted under "Where You Can Find More Information."

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING INFORMATION AS PART OF YOUR EVALUATION OF OUR COMPANY AND ITS BUSINESS BEFORE MAKING AN INVESTMENT IN THE OFFERED SECURITIES.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements in this prospectus discuss future expectations, beliefs or strategies, projections or other "forward-looking" information. These statements are subject to known and unknown risks. Many factors could cause actual company results, performance or achievements, or industry results, to be materially different from the projections expressed or implied by this prospectus. Some of those risks are specifically described below, but we are also vulnerable to a variety of elements that affect many businesses, such as:

    - fuel prices and general economic conditions that affect demand for aircraft and air travel, which in turn affect demand for our products and services;

    - changes in prevailing interest rates and the availability of financing to fund our plans for continued growth;

    - inflation, and other general changes in costs of goods and services;

    - liability and other claims asserted against us;

    - the ability to attract and retain qualified personnel;

    - labor disturbances; and

    - changes in operating strategy, or our acquisition and capital expenditure plans.

    We cannot predict any of the foregoing with certainty, so our forward-looking statements are not necessarily accurate predictions. Also, we are not obligated to update any of these statements, to reflect actual results or report later developments. You should not rely on our forward-looking statements as if they were certainties.

SUBSTANTIAL LEVERAGE--OUR SUBSTANTIAL LEVELS OF DEBT COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NOTES.


    We incurred significant debt as part of our acquisition by DLJ in August 1998 and in connection with companies we have acquired. As of June 30, 2000, we had total consolidated indebtedness of approximately $379.8 million, and we had available $40.0 million of additional revolving borrowings under the DeCrane Aircraft bank credit facility. In order to borrow those funds, we will have to satisfy funding conditions of the kind usually imposed in similar agreements. The bank credit facility and the indenture under which DeCrane Aircraft's senior subordinated notes are issued each also permit us to incur significant amounts of additional debt and to secure that debt with some of our assets.


    The amount of debt we carry could have important consequences:


    - It may limit the cash flow available for general corporate purposes and acquisitions. Interest payments on our debt would have been $37.2 million for the year ended December 31, 1999 and $19.6 million for the six months ended June 30, 2000, all on a pro forma basis. We had deficiencies of earnings to cover fixed charges of $2.3 million for the year ended December 31, 1995, $2.9 million for the four months ended December 31, 1998 and $3.2 million for the year ended December 31, 1999.


    - It may limit our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions.

    - It may limit our flexibility in reacting to competitive and other changes in the industry and economic conditions generally.

    - It may expose us to increased interest expenses, when interest rates fluctuate, because some of our borrowing may be, and in recent years most of it has been, at variable "floating" rates.

    - It may limit our ability to respond to changes in our markets or exploit business opportunities.

RESTRICTIVE COVENANTS--OUR OPERATIONS AND THOSE OF OUR SUBSIDIARIES ARE RESTRICTED BY THE TERMS OF THE NOTES AND OUR BANK CREDIT FACILITY.

    The indenture under which the notes were issued and our bank credit facility limit our flexibility in operating our businesses, including our ability and the ability of our subsidiaries to:

    - incur debt;

    - issue preferred stock;

    - repurchase capital stock or subordinated debt;

    - enter into transactions with affiliates;

    - enter into sale and leaseback transactions;

    - create liens or allow them to exist;

    - pay dividends or other distributions;

    - make investments;

    - sell assets; and

    - enter into mergers and consolidations.

    In addition, our bank credit facility requires that we satisfy several tests of financial condition. Our ability to do so can be affected by events beyond our control, and we cannot assure you that we will meet those tests. Our failure to do so could result in a default under our bank credit facility or the notes.

ADDITIONAL BORROWINGS--DESPITE CURRENT INDEBTEDNESS LEVELS, WE AND OUR SUBSIDIARIES MAY STILL BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT. THIS COULD INTENSIFY THE RISKS DESCRIBED ABOVE.

    We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our debt do not fully prohibit us or our subsidiaries from doing so. In addition to senior debt which we might incur, we may issue an unlimited amount of additional senior subordinated notes under the existing indenture, so long as the total amount of debt is permitted by our financial covenants. See "Description of Notes--Incurrence of Indebtedness and Issuance of Preferred Stock." If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

SUBORDINATION--YOUR RIGHTS UNDER THE NOTES ARE SUBORDINATED TO SUBSTANTIALLY ALL OUR EXISTING DEBT.

    The notes and the subsidiary guarantees are general unsecured obligations of DeCrane Aircraft and its subsidiaries which have provided note guarantees. The notes and the subsidiary guarantees rank lower in right of payment than most of the debt of those companies, including the amounts owed under the bank credit facility. The senior creditors have rights that might reduce the payments made to you as a holder of the notes. Among other things:


    - As of June 30, 2000, DeCrane Aircraft and the guarantor subsidiaries had outstanding about $279.8 million of senior debt. We would be required to pay the applicable holders of this senior debt in full before paying the holders of the notes if DeCrane Aircraft or one of the guarantor subsidiaries, as applicable, suffers a bankruptcy filing, insolvency, liquidation or similar event, or if such senior debt is accelerated.


    - We are blocked from paying holders of the notes whenever there is a payment default on specified senior debt, and principal and premium payments may also be blocked for up to 179 days while there is a non-payment default on such senior debt. See "Description of Notes--Subordination" for the terms of this subordination.

    - The bank credit facility is secured by our key assets, excluding assets of our foreign subsidiaries. If we default under our senior debt agreements, the lenders could choose to declare all outstanding amounts immediately due and payable, and seek foreclosure of the assets we granted to them as collateral. We cannot assure you that, if our bank credit facility were accelerated, our assets would be sufficient to repay all of our debt, including the notes, in full.

HOLDING COMPANY--OUR ABILITY TO REPAY THE NOTES AND OUR OTHER DEBT DEPENDS ON CASH FLOW FROM OUR SUBSIDIARIES; OUR NON-GUARANTOR SUBSIDIARIES' LIABILITIES WILL BE EFFECTIVELY SENIOR TO THE NOTES.

    We conduct all of our operations through subsidiaries. We have no material operations or assets other than the capital stock of our operating subsidiaries. Consequently, we depend on distributions or other intercompany transfers of funds from our subsidiaries to meet our debt service and other obligations. We cannot assure you that the operating results of our subsidiaries will be sufficient to enable us to make payments on the notes. Our non-guarantor subsidiaries are not obligated to make funds available to us for payment on the notes, and state law also may limit the amount of the dividends that any of our subsidiaries are permitted to pay to us.


    In addition, our non-guarantor subsidiaries' liabilities will be effectively senior to the notes. Our rights and the rights of our creditors, including holders of the notes, to participate in the assets of any of our non-guarantor subsidiaries upon their liquidation or recapitalization will generally be subject to the prior claims of those subsidiaries' creditors. As of June 30, 2000, our non-guarantor subsidiaries had $1.2 million of outstanding liabilities, including trade payables.


POTENTIAL INABILITY TO SERVICE DEBT--WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SERVICE OUR DEBT. OUR ABILITY TO GENERATE CASH DEPENDS ON CASH FLOWS FROM OUR SUBSIDIARIES AND MANY FACTORS BEYOND OUR CONTROL.

    Our ability to satisfy our debt obligations, including these notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to an extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

    We cannot assure you that our operating cash flow will be sufficient to meet our anticipated future operating and capital expenditures and debt payments as they become due or that future borrowings will be available to us for such purposes. If our cash flow is lower than we expect, we might be forced to reduce or delay acquisitions or capital expenditures, sell assets and/or reduce operating expenses in order to make all required debt service payments. Alternatively, we may have to refinance all or a portion of our debt on or before maturity. A reduction in our operating expenses might reduce important efforts, such as selling and marketing programs, management information system upgrades and new product development. In addition, we may not be able to refinance our debt on commercially reasonable terms or at all.


    On a pro forma basis, we would have had a net loss of $3.0 million for the year ended December 31,1999. In the past, our acquisitions resulted in increased interest and amortization expenses. As a result we have incurred historical net losses every year since our inception, except 1997, despite positive operating income. The first historical net profit we reported in 1997 occurred, in part, because of the repayment of a significant part of our outstanding debt with the net proceeds of our initial public offering.


AIRCRAFT INDUSTRY RISKS--THE AIRCRAFT INDUSTRY IS CYCLICAL AND AFFECTED BY MANY FACTORS BEYOND OUR CONTROL, INCLUDING MILITARY SPENDING TRENDS AND REGIONAL ECONOMIC INSTABILITY IN ASIA.

    A downturn in the aircraft market could adversely affect our business.

    - The principal markets for corporate aircraft manufacturers are corporations, fractional ownership programs and wealthy individuals. The corporate aircraft market is cyclical and has been adversely affected by a number of factors, including the general state of the U.S. economy, corporate profits, interest rates and commercial airline fares. A downturn in any of these factors could depress the demand for corporate aircraft.

    - The principal markets for manufacturers of commercial aircraft are the commercial and regional airline industries, which are cyclical and have been adversely affected by a number of factors, including increased fuel and labor costs and intense price competition. Commercial aircraft production may increase and decrease in response to changes in customer demand caused by general economic conditions. For example, new commercial aircraft deliveries declined from a peak of approximately 767 aircraft in 1991 to approximately 367 aircraft in 1995, according to AEROSPACE AND AIRTRANSPORT CURRENT ANALYSIS published by Standard and Poor's Industry Surveys, and the Boeing Company also has announced reductions in 2000 and 2001 from its 1999 delivery levels.

    - The Asian markets are important for manufacturers of commercial aircraft and components for those aircraft. Boeing has characterized the economic situation in Asia as a risk to its deliveries over the next few years. In 1999 Boeing announced scheduled production slowdowns in its 747, 767 and 777 aircraft lines, among others, during 2000 and 2001. Recently, however, Boeing has announced that production of certain aircraft lines would be increased later in 2000 and in 2001. The Asian market situation could, if it continues or worsens, result in significant cancellations or deferrals of deliveries for new aircraft.

    - The military aircraft industry is dependent upon the level of equipment expenditures by the armed forces of countries throughout the world, and especially those of the United States. In recent years, this industry has been adversely affected by a number of factors, including the reduction in military spending since the end of the Cold War. Further decreases in military spending could further depress demand for military aircraft.

    Any decrease in demand for new aircraft will likely result in a decrease in demand for our products and services, and, correspondingly, our revenues, thereby adversely affecting our financial condition.

CONCENTRATION OF KEY CUSTOMERS--WE RECEIVE A SIGNIFICANT SHARE OF OUR REVENUES FROM A SMALL GROUP OF KEY CUSTOMERS, AND WE ARE VULNERABLE TO CHANGES IN THEIR ECONOMIC CONDITION AND PURCHASING PLANS.

    A significant decline in business from any one of our key customers could have a material adverse effect on our business. Our three largest customers for the year ended December 31, 1999 were Boeing, Textron (which includes Cessna), and Bombardier. On a pro forma basis, Boeing accounted for approximately 14.4% of our consolidated revenues for that twelve month period, Textron for approximately 14.1% and Bombardier for approximately 11.4%. Some of our customers have the in-house capabilities to perform the services and provide many of the products we offer and, accordingly, could discontinue outsourcing their business to us.

    In addition to the percentage of revenues directly earned from Boeing, a significant part of our revenues are earned indirectly from Boeing through sales of components to Boeing's suppliers. Most of our contracts with Boeing allow Boeing to stop purchasing or terminate the contract at any time. In addition, under some circumstances, those contracts may allow Boeing to enforce alternative economic terms, which would make the contracts less commercially favorable to us. During October 1997, Boeing announced that parts shortages adversely affected its production and delivery rates. Boeing shut down its 737 and 747 production lines for approximately one month and did not resume normal production rates until late November 1997. In late 1998, among other things, Boeing announced reductions in its previously scheduled production for the 747, 767 and 777 programs in 2000 and 2001, as described in "--Aircraft Industry Risks" above. Boeing might suffer further production schedule reductions.

COMPETITION--WE COMPETE WITH LARGER COMPANIES IN A FRAGMENTED INDUSTRY.

    We operate in a highly competitive industry. Some of our competitors include corporate aircraft manufacturers and independent completion and modification companies, major airlines and other independent services organizations, including some of our customers, many of whom may have significantly greater financial, technological, manufacturing and marketing resources than we do. The niche markets within the aircraft industry that we serve are relatively fragmented, with several competitors offering the same products and services we provide. Due to the global nature of the aircraft industry, competition comes from both U.S. and foreign companies.

GROWTH STRATEGY--OUR ACQUISITION OF OTHER COMPANIES MAY POSE CERTAIN RISKS.

    We consider and take advantage of selected opportunities to grow by acquiring other businesses whose operations or product lines complement our existing businesses. Our ability to implement this growth strategy will depend on finding suitable acquisition candidates at acceptable valuations and obtaining the required financing. Any acquisition we may make in the future could be subject to a number of risks, including:

    - our ability to integrate the operations and personnel of the acquired company;

    - our failure to identify liabilities of the acquired company for which we may be responsible as a successor owner or operator;

    - the loss of key personnel in the acquired company; and

    - the impact on our financial position, results of operations and cash flows resulting from additional acquisition indebtedness.

    Our inability to adequately manage these or other risks could have an adverse effect on our business.

REGULATION--THE FAA CLOSELY REGULATES MANY OF OUR OPERATIONS. IF WE FAIL TO COMPLY WITH ITS MANY STANDARDS, OR IF THOSE STANDARDS CHANGE, WE COULD LOSE INSTALLATION OR CERTIFICATION CAPABILITIES, WHICH ARE IMPORTANT TO OUR BUSINESS.

    The Federal Aviation Administration prescribes standards and licensing requirements for aircraft components, licenses private repair stations and issues Designated Alteration Station approvals, which give the holder the right to certify some aircraft design modifications on behalf of the FAA. Our ability to arrange for rapid government certification of the systems integration services we perform is important to our business. It depends on our continuing access to, or use of, these FAA certifications and approvals, and our employment of, or access to, FAA-certified individual engineering professionals. We cannot assure you that we will continue to have adequate access to those certifications, approvals and certified professionals. The FAA curtailed our subsidiary's use of a Designated Alteration Station certification for new projects for several months during 1997, until the facility was brought into compliance with the FAA's regulations governing FAA-certified repair stations as further described in "Business--Industry Regulation." The loss of a required license or certificate, or its unavailability, could adversely affect our operations. The FAA could also change its policies regarding the delegation of inspection and certification responsibilities to private companies, which could adversely affect our business.

EXCESS LOSS RISKS--WE COULD SUSTAIN LOSSES IN EXCESS OF OUR INSURANCE FOR LIABILITY CLAIMS.

    Our business exposes us to possible claims for damages resulting from the manufacture, installation and use of our products. Many factors beyond our control could lead to such claims, such as the failure of an aircraft on which our products have been installed, the reliability and skill of the operators of such aircraft and the maintenance performed on such aircraft, We carry aircraft products and grounding liability insurance for this purpose, but we cannot assure you that our insurance coverage will be adequate to cover claims that may arise or that we will be able to renew our coverage in the future at commercially reasonable rates.

ENVIRONMENTAL RISKS AND REGULATION--SOME OF OUR OPERATIONS AND FACILITIES GENERATE WASTE OR HAVE DONE SO IN THE PAST, WHICH MAY RESULT IN UNKNOWN FUTURE LIABILITIES FOR ENVIRONMENTAL REMEDIATION.

    Federal and state laws, particularly the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), impose strict, retroactive and joint and several liability upon persons responsible for releases or potential releases of hazardous substances and other parties who have some relationship to a site or a source of waste. We have sent waste to treatment, storage or disposal facilities that have been designated as National Priority List sites under CERCLA-A or equivalent listings under state laws. We have received requests for information or allegations of potential responsibility from the U.S. Environmental Protection Agency regarding our use of several of these sites. Given the potentially retroactive nature of environmental liability, it is possible that we will receive additional notices of potential liability relating to current or former activities. We may incur costs in the future for prior waste disposal by us or former owners of our subsidiaries or our facilities. Some of our operations are located on properties which are contaminated to varying degrees. In addition, some of our manufacturing processes create wastewater which requires chemical treatment, and one of our facilities has been cited for excessive quantity and strength of its wastewater. We may incur costs in the future to address existing or future contamination. If we incur significant costs in connection with these or other environmental issues, our business and financial condition could be adversely affected.

REPURCHASE UPON CHANGE OF CONTROL--WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FUND A CHANGE OF CONTROL OFFER IF IT IS REQUIRED BY THE INDENTURE.

    If we experience a change of control of the types described in "Description of Notes--Repurchase at the Option of Holders," you will have the right to require us to repurchase all or any part of your notes at an offer price in cash equal to 101% of their aggregate principal amount, plus accrued interest to the date of repurchase. We cannot assure you that we will have sufficient resources to satisfy our repurchase obligation to every note holder following a change of control.

    Our bank credit facility prohibits us from purchasing the notes, and makes change of control events a default. The terms of any other future senior debt may contain similar restrictions. If a change of control occurs while any senior debt prohibits us from purchasing the notes, we could seek the consent of the senior lenders to the purchase, or attempt to refinance the debt which prohibits it. However, we can not assure you that those attempts would be successful. If they are not, we would still be prohibited from repurchasing the notes. Our failure to do so would result in a default under the indenture, which could also result in a default in the senior debt, and therefore block any payments to you under the "blocking" covenants described in "--Subordination."

CONTROL BY PRINCIPAL SHAREHOLDERS--WE ARE CONTROLLED BY PRINCIPAL SHAREHOLDERS WHO ARE AFFILIATED WITH OUR LENDERS AND MAY HAVE ECONOMIC INTERESTS WHICH DIFFER OR CONFLICT WITH YOURS.

    DeCrane Aircraft is wholly owned by DeCrane Holdings, and a significant amount of the outstanding shares of common stock of DeCrane Holdings are held by DLJ Merchant Banking Partners II, L.P. and affiliated funds and entities. Those DLJ affiliates own approximately 85.7% of the common stock of DeCrane Holdings, on a fully diluted basis assuming exercise of all outstanding warrants and options. As a result of their stock ownership, the DLJ affiliates control DeCrane Holdings and DeCrane Aircraft and have the power to approve all matters requiring approval of the common stockholders, including electing all of their directors, appointing new management, and approving sales of all or substantially all of the assets of the companies. The directors elected by the DLJ affiliates will have the ability to control decisions affecting our capital structure, including issuing additional capital stock, establishing stock purchase programs and declaring dividends.

    DLJ Capital Funding, Inc., which is an agent and lender under our bank credit facility, DLJ Bridge Finance, Inc., which purchased the original bridge notes refinanced by the old notes, and Donaldson, Lufkin & Jenrette Securities Corporation, which was the initial purchaser of the old notes, are also DLJ affiliates, but they do not own any equity securities of DeCrane Aircraft or DeCrane Holdings.

    The interests of the principal shareholders could conflict with your interests as a holder of the notes. For example, those shareholders may have an interest in pursuing transactions that they believe enhance the value of their equity investment in DeCrane Aircraft or DeCrane Holdings, even though the transactions involve risks to your investment in the notes.

FRAUDULENT TRANSFERS--FEDERAL AND STATE "FRAUDULENT TRANSFER" STATUTES ALLOW COURTS TO ORDER NOTEHOLDERS TO RETURN PAYMENTS ALREADY MADE, OR VOID GUARANTEES, IF THE ISSUER'S OR GUARANTOR'S FINANCIAL CONDITION MEETS SPECIFIC TESTS.

    Your rights to repayment of the notes, and to retain amounts already paid under the notes, could be affected by the application of federal or state "fraudulent transfer" laws. These statutes permit obligations to be undone or rescinded if tests having to do with the obligation, the person's intent and the person's financial condition are satisfied. Our repayment obligations to you under the notes could be impaired by those laws if a court determined that, when we issued or exchanged the notes, or, in some states, when payments become due on the notes, we either:

    - had the actual intent to hinder, delay or defraud current or future creditors, or

    - received less than fair consideration or reasonably equivalent value for incurring the debt represented by the notes, AND we either:

       - were insolvent or were rendered insolvent by reason of the incurrence, or

       - were engaged, or about to engage, in a business or transaction for which our remaining unencumbered assets were unreasonably small, or

       - intended to incur, or believed or should have believed we would incur, debts beyond our ability to pay as such debts mature.

    Based on such a finding, a court could void all or a portion of our obligations to you, subordinate your right to repayment to our other existing and future senior debt, in which case those other creditors would be paid in full before any payment could be made on the notes, and take other action detrimental to your rights, including invalidating the notes. A court would likely find that we received less than fair consideration or reasonably equivalent value for our obligations under the notes to the extent that we used the proceeds from the original issuance of the notes for the acquisition of DeCrane Aircraft by DLJ Merchant Banking. We cannot assure you that, if that occurred, you would ever recover any repayment on your notes.

    In addition, the obligations of our subsidiary guarantors under their subsidiary guarantees may be subject to review under the same laws. In that event, if a court were to find that when a subsidiary guarantor issued its subsidiary guarantee (or, in some jurisdictions, when it became obligated to make payments thereunder), the factors set forth above applied to that subsidiary guarantor, a court could avoid the subsidiary guarantee and the subsidiary guarantor's obligations thereunder and direct the return of any amount paid to you pursuant to that subsidiary guarantee. A court would likely find that a subsidiary guarantor received less than fair consideration or reasonably equivalent value for its obligations under the subsidiary guarantee to the extent that it did not receive direct or indirect benefit from the issuance of the notes. If a court were to avoid a subsidiary guarantee of any subsidiary guarantor, holders of notes would retain their rights against us and the other subsidiary guarantors, although those entities' assets may be insufficient to pay the notes in full.

    The definition of insolvency used in the foregoing tests varies among jurisdictions, depending upon the court and the law that is being applied. A given court might apply different standards in determining whether we were insolvent on a particular date, or regarding other grounds that might lead it to take the actions noted above. Generally, however, an entity would be considered insolvent if:

    - the sum of its debts, including contingent and unliquidated liabilities, were greater than the fair saleable value of all of its assets; or

    - the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent and unliquidated liabilities, as they become absolute and mature.

INDUSTRY AND MARKET DATA--WE CANNOT GUARANTEE THE ACCURACY AND COMPLETENESS OF THE INDUSTRY AND MARKET DATA INCLUDED IN THIS PROSPECTUS.

    Industry and market data used throughout this prospectus is based on the good faith estimates of our management, which estimates are based primarily upon internal management information and, to the extent available, independent industry publications and other publicly available information. However, the nature of the aircraft industry and competition in our markets results in limited availability of reliable, independent data. Although we believe that the sources we have used are reliable, we do not guarantee, and have not independently verified, the accuracy and completeness of the information.

TRADING MARKET FOR THE NOTES--WE CANNOT ASSURE YOU THAT A MARKET FOR THE NOTES WILL CONTINUE.

    We cannot assure you about your ability to sell the notes or the price at which you may be able to sell them. The notes may trade at prices that may be higher or lower, and have recently traded at prices lower than their initial offering price. The trading price, depends on many factors, including prevailing interest rates, our operating results and the market for similar securities. DLJ Securities Corporation currently makes a market in the notes. However, DLJ Securities Corporation is not obligated to do so and it may discontinue or interrupt any such market-making at any time without notice.

    Because DLJ Securities Corporation may be deemed to be our "affiliate" (as defined in the Securities Act), we maintain a registration statement that allows DLJ to engage in market-making transactions in the notes and DLJ delivers a prospectus in connection with its market-marking activities. If at any time the market-making prospectus is not in compliance with the disclosure obligations of the Securities Act, DLJ Securities Corporation may be unable to engage in market-making activities until the prospectus is brought into compliance. There are no other market-makers in the notes.

DEPENDENCE ON KEY PERSONNEL--WE NEED TO RETAIN THE SERVICES OF OUR KEY
EMPLOYEES.

    Our success and growth depends in large part on the skills and efforts of our management team and on our ability to attract and retain qualified personnel experienced in the various operations of our business. The loss of key personnel, including our founder, R. Jack DeCrane, combined with the failure to attract additional qualified personnel for whatever reason, could delay implementation of our business plan or otherwise adversely affect our operations. We do not carry key man life insurance on any members of our management team.

                       RATIO OF EARNINGS TO FIXED CHARGES

    Our ratio of earnings to fixed charges for the periods indicated are set forth below.


                                                            YEAR ENDED DECEMBER 31,
                                    -----------------------------------------------------------------------       SIX MONTHS
                                                                     EIGHT MONTHS   FOUR MONTHS                      ENDED
                                                                        ENDED          ENDED                       JUNE 30,
                                                                      AUGUST 31,    DECEMBER 31,              -------------------
                                      1995       1996       1997         1998           1998         1999       1999       2000
                                    --------   --------   --------   ------------   ------------   --------   --------   --------
                                                    (PREDECESSOR)                                    (SUCCESSOR)
Historical Ratio..................       --      1.0x       3.3x         3.0x              --           --       1.1x      1.3x
  Deficiency, in thousands........   $2,283        --         --           --          $2,910       $3,221         --        --
Pro Forma Ratio...................                                                                      --                 1.1x
  Deficiency, in thousands........                                                                  $7,920                   --


    We compute the ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings represent net income before income taxes, minority interest in the income of majority-owned subsidiaries, extraordinary items and fixed charges. Fixed charges consist of:

    - interest, whether expensed or capitalized;


    - amortization of debt expense and discount relating to any indebtedness, whether expensed or capitalized;



    - one-third of rental expense under operating leases which is considered to be a reasonable approximation of the interest portion of such expense; and



    - preferred stock dividends.

                                   THE NOTES

    We have summarized the general features of the debt securities offered by this prospectus. For a detailed description of the notes, see the "Description of Notes" section beginning on page 13.


Maturity Date........................  September 30, 2008.

Interest Payment Dates...............  Each March 30 and September 30, beginning March 30, 1999.

Optional Redemption..................  We may redeem:

                                       - all or some of the notes, on or after September 30, 2003,

                                       - up to 35% of the notes, on or before September 30, 2001, with the net cash proceeds of any public equity offerings,
                                         and

                                       - 100% of the notes, before September 30, 2003, if the
                                       change of control events which are described herein occur, at the redemption prices specified on pages 17 and 18.

Change of Control....................  You can require that we repurchase your notes, if the change of control events which are described herein occur, at 101%
                                       of the principal amount plus accrued interest. See "Risk
                                       Factors--Repurchase upon Change of Control" and "Description of Notes--Repurchase of the Option of Holders Upon Change of
                                       Control."

Ranking..............................  The notes rank junior to all of our senior indebtedness and secured debt, including the debt owed under our bank credit facility. The notes rank equally with any of our future
                                       unsecured, senior subordinated debt. The terms of the
                                       indenture do not fully prohibit us or our subsidiaries from incurring substantial additional indebtedness in the future.
                                       In addition to senior debt which we might incur, we may
                                       issue an unlimited amount of additional senior subordinated notes under the indenture, so long as the total amount of
                                       debt is permitted by our financial covenants.

                                       The notes also will effectively rank junior to all
                                       liabilities of our subsidiaries that are not guarantors. See
                                       "Description of Notes--Note Guarantees." As of June 30,
                                       2000, DeCrane Aircraft and its subsidiary guarantors had
                                       approximately $279.8 million of senior indebtedness
                                       outstanding, and the non-guarantor subsidiaries had
                                       approximately $1.2 million of liabilities outstanding,
                                       including trade payables.

Guarantors...........................  The notes are fully and unconditionally guaranteed jointly and severally by all of our existing wholly-owned domestic subsidiaries. The notes are senior subordinated obligations of the guarantors, and rank junior to their senior and
                                       unsecured debt and equally with their future unsecured,
                                       senior debt.

Covenants............................  The indenture which governs the notes includes covenants that, among other things, limit our ability, and that of our subsidiaries defined as "Restricted Subsidiaries," to:

                                       - incur debt,

                                       - issue preferred stock,

                                       - repurchase capital stock or subordinated debt,

                                       - enter into transactions with affiliates,

                                       - enter into sale and leaseback transactions,

                                       - create liens or allow them to exist,

                                       - pay dividends or other distributions,

                                       - make investments,

                                       - sell assets, and

                                       - enter into mergers or consolidations.

                                       See "Description of Notes--Covenants."

The Warrants; the Units..............  The old notes were originally sold as "units," paired with warrants for the common stock of DeCrane Aircraft's parent company, DeCrane Holdings. The warrants may trade separately from the notes on and after the effective date of the
                                       registration statement of which this prospectus is a part.
                                       The warrants are subject to a separate "shelf" registration statement previously filed.

                      WHERE YOU CAN FIND MORE INFORMATION

    Any registered purchaser may request from us any information it wishes in order to verify the information in this prospectus. Apart from this prospectus and any responses we make to those requests, no one is authorized to give information about this exchange offer or the notes on our behalf.

    We have filed with the Securities and Exchange Commission a registration statement on the SEC's Form S-3, to register the notes. This prospectus, and the registration statement of which it is a part, update that registration statement. However, the registration statement has additional information which is not included here, in accordance with SEC rules. Our descriptions and statements about any contract or other document in this prospectus or incorporated herein by reference are summaries only, and, in each instance, reference is made to a copy of such contract or other document filed as an exhibit hereto or in a document incorporated by reference, each such description or statement being qualified in all respects by such reference.

    We became a reporting company as a result of the registration of the notes, and file annual, quarterly and current reports, proxy statements and other information with the SEC. Our fiscal year ends on December 31. You may read and copy any reports, statements or other information we file with the SEC at the SEC's reference room in Washington D.C. Please call the SEC at (202) 942-8090 for further information on the operation of the reference rooms. You can also request copies of these documents, upon payment of a duplicating fee, by writing to the SEC, or review our SEC filings on the SEC's EDGAR web site, which can be found at http www.sec.gov. You may also write or call us at our corporate headquarters located at 2361 Rosecrans Avenue, Suite 180, El Segundo, California 90245. Our telephone number is (310) 725-9123.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering of securities has been completed. This prospectus is part of a registration statement filed with the SEC under the Securities Act.

    - Annual Report on Form 10-K for the year ended December 31, 1999.


    - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000.



    - Current Reports on Form 8-K and 8-K/A filed with the SEC on October 19, 1999, December 14, 1999, February 11, 2000, May 25, 2000, June 16, 2000,
      July 13, 2000 and August 2, 2000.


    You may obtain a copy of these filings at no cost, by writing or telephoning us at the following address:

                        DeCrane Aircraft Holdings, Inc.
                        2361 Rosecrans Avenue, Suite 180
                          El Segundo, California 90245
                                 (310) 725-9123

                                USE OF PROCEEDS

    This prospectus is delivered in connection with the sale of the notes by DLJ Securities Corporation in market-making transactions. We have not received and will not receive any of the proceeds from such transactions.

                              DESCRIPTION OF NOTES

GENERAL

    The notes have been issued pursuant to an indenture between DeCrane Aircraft and State Street Bank and Trust Company, as Trustee. The terms of the notes include those stated in the indenture, and those which are incorporated into the indenture by reference to the Trust Indenture Act of 1939. The notes are subject to all of those terms, and holders of notes are referred to the indenture and the Trust Indenture Act for a statement thereof.

    The terms of the new notes and the old notes are substantially the same in all material respects, except that the new notes will not be subject to liquidated damages penalties for failure to timely register the notes under the Securities Act, and will be more freely transferable by the holders thereof by reason of their registration thereunder.

    You should read the entire indenture, and the registration rights agreement described below, for a complete understanding of the rights and obligations of the holders of notes. Copies of the indenture and registration rights agreement are available as set forth under "Where You Can Find More Information." Also, the terms of the indenture use many specially defined terms. In this summary, we have used the key defined terms, which are shown here as capitalized words. You should refer to the definitions listed in "--Key Definitions" below for their complete scope and meaning.

    The notes are:

    - general unsecured obligations of DeCrane Aircraft;

    - subordinated in right of payment to all existing and future Senior Indebtedness of DeCrane Aircraft, including the bank credit facility;

    - ranking at the same level of payment priority, sometimes called "PARI PASSU," with any future senior subordinated Indebtedness of DeCrane Aircraft and senior in right of payment to all future subordinated Indebtedness of DeCrane Aircraft;

    - effectively subordinated to all liabilities of DeCrane Aircraft's subsidiaries that are not Guarantors, including trade payables;

    - fully and unconditionally guaranteed on a senior subordinated basis by DeCrane Aircraft's existing wholly-owned domestic subsidiaries, as their general unsecured obligations, subordinated in right of payment to all existing and future Senior Indebtedness of the Guarantors, including indebtedness under our bank credit facility, and ranking senior in right of payment to any future subordinated indebtedness of the Guarantors.

    We may issue an unlimited amount of additional senior subordinated notes under the indenture, so long as the total amount of debt is permitted by our financial covenants.


    As of June 30, 2000, DeCrane Aircraft and the Guarantors had outstanding approximately $279.8 million of Senior Indebtedness and DeCrane Aircraft's non-Guarantor subsidiaries had approximately $1.2 million of outstanding liabilities, including trade payables but excluding guarantees under the bank credit facility. The indenture will permit DeCrane Aircraft and its Subsidiaries to incur additional Indebtedness, including Senior Indebtedness, in the future. The risk of such indebtedness to you as an investor is described in "Risk Factors--Subordination."


    As of the date of the indenture, all of DeCrane Aircraft's Subsidiaries were designated as Restricted Subsidiaries. However, under some circumstances, DeCrane Aircraft will be permitted to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants set forth in the indenture.

PRINCIPAL, MATURITY AND INTEREST

    The notes will initially be limited in aggregate principal amount to $100.0 million and will mature on September 30, 2008. Interest on the notes will accrue at the rate of 12% per annum and will be payable semi-annually in arrears on March 30 and September 30, commencing on March 30, 1999, to holders of record on the immediately preceding March 15 and September 15. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

    Principal of, premium, if any, and interest on the notes will be payable at the office or agency of DeCrane Aircraft maintained for such purpose in New York City or, at the option of DeCrane Aircraft, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes. However, all payments of principal, premium and interest with respect to notes represented by one or more permanent global notes will be paid by wire transfer of immediately available funds to the account of the Depository Trust Company or any successor thereto. Until otherwise designated by DeCrane Aircraft, DeCrane Aircraft's office or agency in New York will be the office of the Trustee maintained for such purpose. The notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBORDINATION

    The payment of Subordinated Note Obligations is subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or cash equivalents of all Senior Indebtedness, whether outstanding on the date of the indenture or thereafter incurred.

    Upon any distribution to creditors of DeCrane Aircraft in a liquidation or dissolution of DeCrane Aircraft or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to DeCrane Aircraft or their property, an assignment for the benefit of creditors or any marshalling of DeCrane Aircraft's assets and liabilities, the holders of Senior Indebtedness will be entitled to receive payment in full in cash or cash equivalents of all Obligations due in respect of such Senior Indebtedness, including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness, before the holders of notes will be entitled to receive any payment with respect to the Subordinated Note Obligations. In that instance, until all Obligations with respect to Senior Indebtedness are paid in full in cash or cash equivalents, any distribution to which the holders of notes would be entitled shall be made to the holders of Senior Indebtedness except Permitted Junior Securities and payments made from the trust described under "--Legal Defeasance and Covenant Defeasance."

    DeCrane Aircraft also may not make any payment upon or in respect of the Subordinated Note Obligations, except in Permitted Junior Securities or from the trust described under "--Legal Defeasance and Covenant Defeasance", if a default in the payment of the principal of, premium, if any, or interest on or commitment fees relating to, Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace, or if any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default from the holders of any Designated Senior Indebtedness. This right of a senior creditor is typically called "blockage." Payments on the notes may and shall be resumed, in the case of a payment default, upon the date on which such default is cured or waived, and otherwise, upon the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable blockage notice is received, unless the maturity of any Designated Senior Indebtedness has been accelerated. No new period of payment blockage may be commenced unless and until 360 days have elapsed since the effectiveness of the immediately prior blockage notice. No nonpayment default that existed or was continuing on the date of delivery of any blockage notice to the Trustee shall be, or be made, the basis for a subsequent blockage notice unless such default shall have been waived or cured for a period of not less than 90 days.

    "Designated Senior Indebtedness" means any Indebtedness outstanding under the bank credit facility, and any other Senior Indebtedness permitted under the indenture the principal amount of which is $25.0 million or more and that has been designated by DeCrane Aircraft in writing to the Trustee as "Designated Senior Indebtedness."

    "Permitted Junior Securities" means Equity Interests in DeCrane Aircraft or debt securities of DeCrane Aircraft that are subordinated to all Senior Indebtedness, and any debt securities issued in exchange for Senior Indebtedness, to substantially the same extent as, or to a greater extent than, the notes are subordinated to Senior Indebtedness.

    "Senior Indebtedness" means, with respect to any person,

    - all Obligations of such person outstanding under the bank credit facility and all Hedging Obligations payable to a lender or an Affiliate thereof or to a person that was a lender or an Affiliate thereof at the time the contract was entered into under the bank credit facility or any of its Affiliates, including interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, whether or not such interest is an allowable claim in such bankruptcy proceeding,

    - any other Indebtedness, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to any other Senior Indebtedness of such person and

    - all Obligations with respect to the foregoing.

    However, Senior Indebtedness does not include any liability for federal, state, local or other taxes, any Indebtedness of such person, excluding that arising under the bank credit facility, to any of its Subsidiaries or other Affiliates, any trade payables or any Indebtedness that is incurred in violation of the indenture.

    "Subordinated Note Obligations" means all Obligations with respect to the notes, including principal, premium if any and interest payable pursuant to the terms of the notes, including upon the acceleration or redemption thereof, together with and including any amounts received or receivable upon the exercise of rights of rescission, claims for damages or other rights of action or otherwise.

    The indenture further requires that DeCrane Aircraft promptly notify holders of Senior Indebtedness if payment of the notes is accelerated because of an Event of Default. As a result of the subordination provisions described above, in the event of a liquidation or insolvency, holders of notes may recover less ratably than creditors of DeCrane Aircraft who are holders of Senior Indebtedness.

NOTE GUARANTEES

    DeCrane Aircraft's payment obligations under the notes are fully and unconditionally guaranteed on a joint and several basis by the Guarantors. The guarantee of each Guarantor is subordinated to the prior payment in full in cash or cash equivalents of all Senior Indebtedness of such Guarantor, including such Guarantor's guarantee of the bank credit facility, to the same extent that the notes are subordinated to Senior Indebtedness of DeCrane Aircraft. The obligations of each Guarantor under its guarantee are limited so as not to constitute a fraudulent conveyance under applicable law.

    The indenture provides that no Guarantor may consolidate or merge with or into another corporation, person or entity whether or not affiliated with such Guarantor unless:

    - subject to the provisions of the following paragraph, the person formed by or surviving any such consolidation or merger assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the notes, the indenture and the registration rights agreement;

    - immediately after giving effect to such transaction, no Default or Event of Default exists; and

    - Unless the consolidation or merger is with DeCrane Aircraft, DeCrane Aircraft or another Guarantor would, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant described in "--Incurrence of Indebtedness and Issuance of Preferred Stock."

    The indenture provides that, in the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Guarantor, that Guarantor will be released and relieved of any obligations under its guarantee, so long as the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture, as described in "--Repurchase at the Option of Holders."

OPTIONAL REDEMPTION

    Except as provided below, the notes are not redeemable at DeCrane Aircraft's option before September 30, 2003. Thereafter, the notes will be subject to redemption at any time at the option of DeCrane Aircraft, in whole or in part, on not less than 30 nor more than 60 days' notice, in cash at the redemption prices set forth below, plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve months beginning on September 30 of the years indicated below:

                                                                   PERCENTAGE
YEAR                                                           OF PRINCIPAL AMOUNT
----                                                           -------------------
2003........................................................        106.000%
2004........................................................        104.000%
2005........................................................        102.000%
2006 and thereafter.........................................        100.000%

    Notwithstanding the foregoing, on or prior to September 30, 2001, DeCrane Aircraft may redeem up to 35% of the aggregate principal amount of notes ever issued under the indenture in cash at a redemption price of 112% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the net cash proceeds of one or more Public Equity Offerings. However, the foregoing redemption is only permitted if at least 65% of the aggregate principal amount of notes ever issued under the indenture remains outstanding immediately after the occurrence of the redemption, and the redemption occurs within 90 days of the date of the closing of any such Public Equity Offering.

    In addition, at any time prior to September 30, 2003, DeCrane Aircraft may, at its option upon the occurrence of a Change of Control, redeem the notes, in whole but not in part, upon not less than 30 nor more than 60 days' prior notice, and no more than 60 days after the occurrence of such Change of Control, in cash at a redemption price equal to

    (1) the present value of the sum of all the remaining interest, excluding any accrued and unpaid interest, premium and principal payments that would become due on the notes as if the notes were to remain outstanding and be redeemed on September 30, 2003, computed using a discount rate equal to the Treasury Rate plus 50 basis points, plus

    (2) accrued and unpaid interest to the date of redemption.

    "Treasury Rate" means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity most nearly equal to the period from the redemption date to September 30, 2003, as stated in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date or, if such Statistical Release is no longer published, any publicly available source of similar market data. However, if the period from the redemption date to September 30, 2003 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

SELECTION AND NOTICE

    If less than all of the notes are to be redeemed at any time, selection of notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, or, if the notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate. However, notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

MANDATORY REDEMPTION

    DeCrane Aircraft is not required to make mandatory redemption of, or sinking fund payments with respect to, the notes.

REPURCHASE AT THE OPTION OF HOLDERS UPON CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, as specifically defined in the indenture and summarized below, each holder of notes will have the right to require DeCrane Aircraft to repurchase all or any part, equal to $1,000 or an integral multiple thereof, of such holder's notes which the holder offers in the manner described below at an offer price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the date of repurchase. Within 60 days following any Change of Control, DeCrane Aircraft will cause the mailing of a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the payment date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. DeCrane Aircraft will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture relating to the foregoing offer and repurchase, DeCrane Aircraft will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

    On the foregoing payment date, DeCrane Aircraft will, to the extent lawful, accept for payment all notes or portions thereof properly tendered pursuant to its offer to repurchase, deposit with the paying agent an amount equal to the foregoing payment in respect of all notes or portions thereof so tendered, and deliver or cause to be delivered to the Trustee the notes so accepted together with an officers' certificate stating the aggregate principal amount of notes or portions thereof being purchased by DeCrane Aircraft. The paying agent will promptly mail to each holder of notes so tendered the foregoing payment for such notes, and the Trustee will promptly authenticate and mail, or cause to be transferred by book-entry, to each holder a new Note equal in principal amount to any unpurchased portion of the notes surrendered, if any. However, each such new Note must be in a principal amount of $1,000 or an integral multiple thereof. The indenture provides that, prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, DeCrane Aircraft will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding Senior Indebtedness to permit the repurchase of notes required by this covenant. DeCrane Aircraft will publicly announce the results of its offer to repurchase on or as soon as practicable after the foregoing payment date.

    The change of control provisions described above will be applicable whether or not any other provisions of the indenture are applicable. Except as described above, the indenture does not contain provisions that permit the holders of the notes to require that DeCrane Aircraft repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

    The bank credit facility prohibits DeCrane Aircraft from purchasing any notes and also provides that change of control events, which may include events not otherwise constituting a "change of control" as defined in the indenture, with respect to DeCrane Aircraft would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Indebtedness to which DeCrane Aircraft becomes a party may contain similar restrictions and provisions. In the event such a change of control occurs at a time when DeCrane Aircraft is prohibited from purchasing notes, DeCrane Aircraft could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If DeCrane Aircraft does not obtain such a consent or repay such borrowings, DeCrane Aircraft will remain prohibited from purchasing notes. In such case, DeCrane Aircraft's failure to purchase tendered notes would constitute an Event of Default under the indenture, which would, in turn, constitute a default under the bank credit facility. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of notes.

    DeCrane Aircraft will not be required to make an offer to repurchase upon a change of control in the manner described above if a third party makes the offer to repurchase in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to an offer to repurchase made by DeCrane Aircraft and purchases all notes validly tendered and not withdrawn under such offer.

    "Change of Control" means the occurrence of any of the following:

        (1) the sale, lease, transfer, conveyance or other disposition, other than by way of merger or consolidation, in one or a series of related transactions, of all or substantially all of the assets of DeCrane Aircraft and its Subsidiaries, taken as a whole, to any "person" or "group," as such terms are used in Section 13(d) of the Exchange Act, other than the Principals and their Related Parties;

        (2) the adoption of a plan for the liquidation or dissolution of DeCrane Aircraft;

        (3) the consummation of any transaction, including, any merger or consolidation the result of which is that any "person" or "group," as such terms are used in Section 13(d) of the Exchange Act, other than the Principals and their Related Parties, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, of 50% or more of the voting power of the outstanding voting stock of DeCrane Aircraft; or

        (4) the first day on which a majority of the members of the board of directors of DeCrane Aircraft are not Continuing Members.

    The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of DeCrane Aircraft and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require DeCrane Aircraft to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of DeCrane Aircraft and its Subsidiaries taken as a whole to another Person or group may be uncertain.

    "Continuing Members" means, as of any date of determination, any member of the board of directors of DeCrane Aircraft who was a member of such board of directors immediately after consummation of the Acquisition, or was nominated for election or elected to such board of directors with the approval of, or whose election to the board of directors was ratified by, at least a majority of the Continuing Members who were members of such board of directors at the time of such nomination or election or any successor Continuing Directors appointed by such Continuing Directors or their successors.

ASSET SALES

    The indenture provides that DeCrane Aircraft will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless

    (1) DeCrane Aircraft or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value, evidenced by a resolution of the board of directors set forth in an officers' certificate delivered to the Trustee, of the assets or Equity Interests issued or sold or otherwise disposed of, and

    (2) at least 75% of the consideration therefor received by DeCrane Aircraft or such Restricted Subsidiary is in the form of cash or Cash Equivalents or property or assets that are used or useful in a Permitted Business, or the Capital Stock of any person engaged in a Permitted Business if, as a result of the acquisition by DeCrane Aircraft or any Restricted Subsidiary thereof, such Person becomes a Restricted Subsidiary The foregoing 75% requirement will not apply to any Asset Sale in which the cash or Cash Equivalents portion of the consideration received therefrom, determined in accordance with the foregoing proviso, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with that 75% rule. The following types of assets will be deemed cash in applying that 75% test:

        (a) any liabilities as shown on DeCrane Aircraft's most recent balance sheet or such Restricted Subsidiary's of DeCrane Aircraft or any Restricted Subsidiary as shown on their most recent balance sheet, other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any guarantee thereof, that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases DeCrane Aircraft or such Restricted Subsidiary from further liability,

        (b) any securities, notes or other obligations received by DeCrane Aircraft or any such Restricted Subsidiary from such transferee that are contemporaneously converted by DeCrane Aircraft or such

    Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received, and

        (c) any Designated Noncash Consideration received by DeCrane Aircraft or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 15% of Total Assets at the time of the receipt of such Designated Noncash Consideration, with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value.

    Within 365 days after the receipt of any Net Proceeds from an Asset Sale, DeCrane Aircraft or any such Restricted Subsidiary shall apply such Net Proceeds, at its option, or to the extent DeCrane Aircraft is required to apply such Net Proceeds pursuant to the terms of the bank credit facility, to

    (1) repay or purchase Senior Indebtedness or Pari Passu Indebtedness of DeCrane Aircraft or any Indebtedness of any Restricted Subsidiary, provided that, if DeCrane Aircraft shall so repay or purchase Pari Passu Indebtedness of DeCrane Aircraft, it will equally and ratably reduce Indebtedness under the notes if the notes are then redeemable, or, if the notes may not then be redeemed, DeCrane Aircraft shall make an offer in accordance with the procedures set forth below for an Asset Sale Offer to all holders of notes to purchase at a purchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest thereon to the date of purchase, the notes that would otherwise be redeemed, or

    (2) an investment in property, the making of a capital expenditure or the acquisition of assets that are used or useful in a Permitted Business, or Capital Stock of any Person primarily engaged in a Permitted Business if

        (a) as a result of the acquisition by DeCrane Aircraft or any Restricted Subsidiary thereof, such Person becomes a Restricted Subsidiary or

        (b) the Investment in such Capital Stock is permitted by clause (f) of the definition of Permitted Investments. Pending the final application of any such Net Proceeds, DeCrane Aircraft may temporarily reduce Indebtedness or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

    Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds
$10.0 million, DeCrane Aircraft will be required to make an offer to all holders of notes referred to as an "Asset Sale Offer," to purchase the maximum principal amount of notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the indenture. To the extent that any Excess Proceeds remain after consummation of an Asset Sale Offer, DeCrane Aircraft may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of notes surrendered by holders thereof in connection with an Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the notes to be purchased as set forth under "--Selection and Notice." Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

    DeCrane Aircraft will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the indenture relating to such Asset Sale Offer, DeCrane Aircraft will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the indenture by virtue thereof.

PRINCIPAL COVENANTS

    RESTRICTED PAYMENTS

    The indenture provides that DeCrane Aircraft will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

    (a) declare or pay any dividend or make any other payment or distribution on account of DeCrane Aircraft's or any of its Restricted Subsidiaries' Equity Interests, other than dividends or distributions payable in Equity Interests other than Disqualified Stock of DeCrane Aircraft or dividends or distributions payable to DeCrane Aircraft or any Wholly Owned Restricted Subsidiary of DeCrane Aircraft;

    (b) purchase, redeem or otherwise acquire or retire for value any Equity Interests of DeCrane Aircraft, any of its Restricted Subsidiaries or any other Affiliate of DeCrane Aircraft, other than any such Equity Interests owned by DeCrane Aircraft or any Restricted Subsidiary of DeCrane Aircraft;

    (c) make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of DeCrane Aircraft that is subordinated in right of payment to the notes, except in accordance with the mandatory redemption or repayment provisions set forth in the original documentation governing such Indebtedness, but not pursuant to any mandatory offer to repurchase upon the occurrence of any event; or

    (d) make any Restricted Investment;

all such payments and other actions set forth in clauses (a) through (d) above are collectively referred to as "Restricted Payments"; unless, at the time of and after giving effect to such Restricted Payment:

    (1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

    (2) DeCrane Aircraft would, immediately after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under "--Incurrence of Indebtedness and Issuance of Preferred Stock"; and

    (3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by DeCrane Aircraft and its Restricted Subsidiaries after the date of the indenture, excluding Restricted Payments permitted by clause (a) to the extent that the declaration of any dividend referred to therein reduces amounts available for Restricted Payments pursuant to this clause (3), clauses (b) through (i), and clauses (k), (l), (o), (p) and (r) of the next succeeding paragraph, is less than the sum, without duplication, of

        (A) 50% of the Consolidated Net Income of DeCrane Aircraft for the period, taken as one accounting period, commencing October 1, 1998 to the end of DeCrane Aircraft's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit, plus

        (B) 100% of the Qualified Proceeds received by DeCrane Aircraft on or after the date of the Indenture from contributions to DeCrane Aircraft's capital or from the issue or sale on or after the date of the Indenture of Equity Interests of DeCrane Aircraft or of Disqualified Stock or convertible debt securities of DeCrane Aircraft to the extent that they have been converted into such Equity Interests, other than Equity Interests, Disqualified Stock or convertible debt securities sold to a Subsidiary of DeCrane Aircraft and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock, plus

        (C) the amount equal to the net reduction in Investments in Persons after the date of the Indenture who are not Restricted Subsidiaries other than Permitted Investments resulting from

           (x) Qualified Proceeds received as a dividend, repayment of a loan or advance or other transfer of assets, valued at the fair market value thereof, to DeCrane Aircraft or any Restricted Subsidiary from such Persons,

           (y) Qualified Proceeds received upon the sale or liquidation of such Investment and

           (z) the redesignation of Unrestricted Subsidiaries, available for Restricted Payments pursuant to clause (j) or (n) below arising from the redesignation of such Restricted Subsidiary, whose assets are used or useful in, or which is engaged in, one or more Permitted Business as Restricted Subsidiaries valued, proportionate to DeCrane Aircraft's equity interest in such Subsidiary, at the fair market value of the net assets of such Subsidiary at the time of such redesignation.

    The foregoing provisions will not prohibit:

    (a) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

    (b) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of DeCrane Aircraft (the "Retired Capital Stock") in exchange for or out of the net cash proceeds of the substantially concurrent sale, other than to a Subsidiary of DeCrane Aircraft, of other Equity Interests of DeCrane Aircraft other than any Disqualified Stock (the "Refunding Capital Stock"), provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(B) of the preceding paragraph;

    (c) the defeasance, redemption, repurchase, retirement or other acquisition of subordinated Indebtedness of DeCrane Aircraft with the net cash proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

    (d) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of DeCrane Aircraft or DeCrane Holdings held by any member of DeCrane Holdings' or DeCrane Aircraft's or any of its Restricted Subsidiaries' management pursuant to any management equity subscription agreement or stock option agreement and any dividend to DeCrane Holdings to fund any such repurchase, redemption, acquisition or retirement, provided that

        (1) the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed

           (x) $4.0 million in any calendar year with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum, without giving effect to the following clause (y) of $7.0 million in any calendar year, plus

           (y) the aggregate cash proceeds received by DeCrane Aircraft during such calendar year from any reissuance of Equity Interests by DeCrane Aircraft or DeCrane Holdings to members of management of DeCrane Aircraft and its Restricted Subsidiaries and

        (2) no Default or Event of Default shall have occurred and be continuing immediately after such transaction;

    (e) payments and transactions in connection with the Acquisition, the Acquisition Financing, the Offering, the bank credit facility including commitment, syndication and arrangement fees payable thereunder, and the application of the proceeds thereof including the purchase of shares of Common Stock of DeCrane Aircraft and any payment therefor by way of dissenting rights or otherwise, and the payment of fees and expenses with respect thereto;

    (f) the payment of dividends or the making of loans or advances by DeCrane Aircraft to DeCrane Holdings not to exceed $3.0 million in any fiscal year for costs and expenses incurred by DeCrane Holdings in its capacity as a holding company or for services rendered by DeCrane Holdings on behalf of DeCrane Aircraft;

    (g) payments or distributions to DeCrane Holdings pursuant to any Tax Sharing Agreement;

    (h) the payment of dividends by a Restricted Subsidiary on any class of common stock of such Restricted Subsidiary if such dividend is paid pro rata to all holders of such class of common stock, and at least 51% of such class of common stock is held by DeCrane Aircraft or one or more of its Restricted Subsidiaries;

    (i) the repurchase of any class of common stock of a Restricted Subsidiary if such repurchase is made pro rata with respect to such class of common stock, and at least 51% of such class of common stock is held by DeCrane Aircraft or one or more of its Restricted Subsidiaries;

    (j) any other Restricted Investment made in a Permitted Business which, together with all other Restricted Investments made pursuant to this clause (j) since the date of the Indenture, does not exceed $25.0 million, in each case, after giving effect to all subsequent reductions in the amount of any Restricted Investment made pursuant to this clause (j), either as a result of

        (1) the repayment or disposition thereof for cash or

        (2) the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, valued proportionate to DeCrane Aircraft's equity interest in such Subsidiary at the time of such redesignation at the fair market value of the net assets of such Subsidiary at the time of such redesignation, in the case of clause (1) and (2), not to exceed the amount of such Restricted Investment previously made pursuant to this clause (j); provided that no Default or Event of Default shall have occurred and be continuing immediately after making such Restricted Investment;

    (k) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of DeCrane Aircraft or any Restricted Subsidiary issued on or after the date of the indenture in accordance with the covenant described under "--Incurrence of Indebtedness and Issuance of Preferred Stock"; provided that no Default or Event of Default shall have occurred and be continuing immediately after making such Restricted Payment;

    (l) repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

    (m) the payment of dividends or distributions on DeCrane Aircraft's common stock, following the first public offering of DeCrane Aircraft's common stock or DeCrane Holdings' common stock after the date of the Indenture, of up to 6.0% per annum of

        (1) the net proceeds received by DeCrane Aircraft from such public offering of its common stock or

        (2) the net proceeds received by DeCrane Aircraft from such public offering of DeCrane Holdings' common stock as common equity or preferred equity other than Disqualified Stock, other than, in each case, with respect to public offerings with respect to DeCrane Aircraft's common stock or DeCrane Holdings' common stock registered on Form S-8; provided that no Default or Event of Default shall have occurred and be continuing immediately after any such payment of dividends or distributions;

    (n) any other Restricted Payment which, together with all other Restricted Payments made pursuant to this clause (n) since the date of the Indenture, does not exceed $10.0 million, in each case, after giving effect to all subsequent reductions in the amount of any Restricted Investment made pursuant to this clause (n) either as a result of

        (1) the repayment or disposition thereof for cash or

        (2) the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary valued proportionate to DeCrane Aircraft's equity interest in such Subsidiary at the time of such redesignation at the fair market value of the net assets of such Subsidiary at the time of such redesignation, in the case of clause (1) and (2), not to exceed the amount of such Restricted Investment previously made pursuant to this clause (n); provided that no Default or Event of Default shall have occurred and be continuing immediately after making such Restricted Payment;

    (o) the pledge by DeCrane Aircraft of the Capital Stock of an Unrestricted Subsidiary of DeCrane Aircraft to secure Non-Recourse Debt of such Unrestricted Subsidiary;

    (p) the purchase, redemption or other acquisition or retirement for value of any Equity Interests of any Restricted Subsidiary issued after the date of the indenture, provided that the aggregate price paid for any such repurchased, redeemed, acquired or retired Equity Interests shall not exceed the sum of

    - the amount of cash and Cash Equivalents received by such Restricted Subsidiary from the issue or sale thereof and

    - any accrued dividends thereon the payment of which would be permitted pursuant to clause (k) above;

    (q) any Investment in an Unrestricted Subsidiary that is funded by Qualified Proceeds received by DeCrane Aircraft on or after the date of the Indenture from contributions to DeCrane Aircraft's capital or from the issue and sale on or after the date of the Indenture of Equity Interests of DeCrane Aircraft or of Disqualified Stock or convertible debt securities to the extent they have been converted into such Equity, other than Equity Interests, Disqualified Stock or convertible debt securities sold to a Subsidiary of DeCrane Aircraft and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock, in an amount measured at the time such Investment is made and without giving effect to subsequent changes in value that does not exceed the amount of such Qualified Proceeds; and

    (r) distributions or payments of Receivables Fees.

    The board of directors of DeCrane Aircraft may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such designation, all outstanding Investments by DeCrane Aircraft and its Restricted Subsidiaries, except to the extent repaid in cash, in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Restricted Investments in an amount equal to the greater of

    - the net book value of such Investments at the time of such designation and

    - the fair market value of such Investments at the time of such designation.

    Such designation will only be permitted if such Restricted Investment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

    The amount of all Restricted Payments other than cash shall be the fair market value on the date of the Restricted Payment of the assets or securities proposed to be transferred or issued by DeCrane Aircraft or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The amount of all Qualified Proceeds other than cash shall be the fair market value on the date of receipt thereof by DeCrane Aircraft of such Qualified Proceeds. The fair market value of any non-cash Restricted Payment shall be determined by the board of directors of DeCrane Aircraft whose resolution with respect thereto shall be delivered to the Trustee. Not later than the date of making any Restricted Payment, DeCrane Aircraft shall deliver to the Trustee an officers' certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed.

INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

    The indenture provides that

    - DeCrane Aircraft will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to any Indebtedness, including Acquired Indebtedness,

    - DeCrane Aircraft will not, and will not permit any of its Restricted Subsidiaries to, issue any shares of Disqualified Stock and

    - DeCrane Aircraft will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock;

    Provided that DeCrane Aircraft or any Restricted Subsidiary may incur Indebtedness, including Acquired Indebtedness, or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for DeCrane Aircraft's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1, determined on a consolidated pro forma basis including a pro forma application of the net proceeds therefrom, as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

    The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Indebtedness"):

    (1) the incurrence by DeCrane Aircraft and its Restricted Subsidiaries of Indebtedness under the bank credit facility; provided that the aggregate principal amount of all Indebtedness, with letters of credit being deemed to have a principal amount equal to the maximum potential liability of DeCrane Aircraft and such Restricted Subsidiaries thereunder, then classified as having been incurred in reliance upon this clause (1) that remains outstanding under the bank credit facility after giving effect to such incurrence does not exceed an amount equal to $150.0 million;

    (2) the incurrence by DeCrane Aircraft and its Restricted Subsidiaries of Existing Indebtedness;

    (3) the incurrence by DeCrane Aircraft of Indebtedness represented by the notes and the Indenture and by the Guarantors of Indebtedness represented by their note guarantees;

    (4) the incurrence by DeCrane Aircraft and its Restricted Subsidiaries of Indebtedness denominated in Swiss francs or their successor European common currency in an aggregate principal amount, or accreted value, as applicable, not to exceed $4.0 million outstanding after giving effect to such incurrence;

    (5) the incurrence by DeCrane Aircraft or any of its Restricted Subsidiaries of Indebtedness represented by Capital Expenditure Indebtedness, Capital Lease Obligations or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of DeCrane Aircraft or such Restricted Subsidiary, in an aggregate principal amount or accreted value, as applicable not to exceed $15.0 million outstanding after giving effect to such incurrence;

    (6) Indebtedness arising from agreements of DeCrane Aircraft or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that

        (A) such Indebtedness is not reflected on the balance sheet of DeCrane Aircraft or any Restricted Subsidiary, other than in the footnotes in the case of a contingent obligation; and

        (B) the maximum assumable liability in respect of such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds actually received by DeCrane Aircraft and/or such Restricted Subsidiary in connection with such disposition, the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value;

    (7) the incurrence by DeCrane Aircraft or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness other than intercompany Indebtedness that was permitted by the Indenture to be incurred;

    (8) the incurrence by DeCrane Aircraft or any of its Restricted Subsidiaries of intercompany Indebtedness between or among DeCrane Aircraft and/or any of its Restricted Subsidiaries; provided that

        (1) if DeCrane Aircraft is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes and

        (2) (A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than DeCrane Aircraft or a Restricted Subsidiary thereof and (B) any sale or other transfer of any such Indebtedness to a Person that is not either DeCrane Aircraft or a Restricted Subsidiary thereof shall be deemed, in each case, to constitute an incurrence of such Indebtedness by DeCrane Aircraft or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (8);

    (9) the incurrence by DeCrane Aircraft or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging

        (A) interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of this Indenture to be outstanding and

        (B) exchange rate risk with respect to agreements or Indebtedness of such Person payable denominated in a currency other than U.S. dollars, provided that such agreements do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder;

    (10) the guarantee by DeCrane Aircraft or any of its Restricted Subsidiaries of Indebtedness of DeCrane Aircraft or a Restricted Subsidiary of DeCrane Aircraft that was permitted to be incurred by another provision of this covenant;

    (11) the incurrence by DeCrane Aircraft or any of its Restricted Subsidiaries of Acquired Indebtedness in an aggregate principal amount or accreted value, as applicable not to exceed $10.0 million outstanding after giving effect to such incurrence;

    (12) obligations in respect of performance and surety bonds and completion guarantees provided by DeCrane Aircraft or any Restricted Subsidiary in the ordinary course of business; and

    (13) the incurrence by DeCrane Aircraft or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount or accreted value, as applicable outstanding after giving effect to such incurrence, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (13), not to exceed $20.0 million.

    For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (13) above or is entitled to be incurred pursuant to the first paragraph of this covenant, DeCrane Aircraft shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. In addition, DeCrane Aircraft may, at any time, change the classification of an item of Indebtedness or any portion thereof to any other clause or to the first paragraph hereof, provided that DeCrane Aircraft would be permitted to incur such item of Indebtedness or such portion thereof pursuant to such other clause or the first paragraph hereof, as the case may be, at such time of reclassification. Accrual of interest, accretion or amortization of original issue discount will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

    All Indebtedness under the bank credit facility outstanding on the date of the indenture shall be deemed to have been incurred on such date in reliance on the first paragraph of the covenant described under "--Incurrence of Indebtedness and Issuance of Preferred Stock." As a result, DeCrane Aircraft will be permitted to incur significant additional secured indebtedness under clause (1) of the definition above of "Permitted Indebtedness."

LIENS

    The indenture provides that DeCrane Aircraft will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien, other than a Permitted Lien, that secures obligations under any Pari Passu Indebtedness or subordinated Indebtedness of DeCrane Aircraft on any asset or property now owned or hereafter acquired by DeCrane Aircraft or any of its Restricted Subsidiaries, or any income or profits therefrom or assign or convey any right to receive income therefrom, unless the notes are equally and ratably secured with the obligations so secured until such time as such obligations are no longer secured by a Lien; provided that, in any case involving a Lien securing subordinated Indebtedness of DeCrane Aircraft, such Lien is subordinated to the Lien securing the notes to the same extent that such subordinated Indebtedness is subordinated to the notes.

DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES

    The indenture provides that DeCrane Aircraft will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to

    (a) (1) pay dividends or make any other distributions to DeCrane Aircraft or any of its Restricted Subsidiaries

        (A) on its Capital Stock or

        (B) with respect to any other interest or participation in, or measured by, its profits, or

        (2) pay any Indebtedness owed to DeCrane Aircraft or any of its Restricted Subsidiaries,

    (b) make loans or advances to DeCrane Aircraft or any of its Restricted Subsidiaries or

    (c) transfer any of its properties or assets to DeCrane Aircraft or any of its Restricted Subsidiaries.

    However, the foregoing restrictions will not apply to encumbrances or restrictions existing under or by reason of

    (a) Existing Indebtedness as in effect on the date of the indenture,

    (b) the bank credit facility as in effect as of the date of the indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof,

    (c) the indenture and the notes,

    (d) applicable law and any applicable rule, regulation or order,

    (e) any agreement or instrument of a Person acquired by DeCrane Aircraft or any of its Restricted Subsidiaries as in effect at the time of such acquisition, except to the extent created in contemplation of such acquisition, which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person, or the property or assets of the person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred,

    (f) customary non-assignment provisions in leases and contracts entered into in the ordinary course of business and consistent with past practices,

    (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (e) above on the property so acquired,

    (h) contracts for the sale of assets, including, without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary,

    (i) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are, in the good faith judgment of DeCrane Aircraft's board of directors, not materially less favorable, taken as a whole, to the holders of the notes than those contained in the agreements governing the Indebtedness being refinanced,

    (j) secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "--Incurrence of Indebtedness and Issuance of Preferred Stock" and "--Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness,

    (k) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business,

    (l) other Indebtedness or Disqualified Stock of Restricted Subsidiaries permitted to be incurred subsequent to the Issuance Date pursuant to the provisions of the covenant described under "--Incurrence of Indebtedness and Issuance of Preferred Stock",

    (m) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business, and

    (n) restrictions created in connection with any Receivables Facility that, in the good faith determination of the board of directors of DeCrane Aircraft, are necessary or advisable to effect such Receivables Facility.

    MERGER, CONSOLIDATION, OR SALE OF ASSETS

    The indenture provides that DeCrane Aircraft may not consolidate or merge with or into, whether or not DeCrane Aircraft is the surviving corporation, or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another person unless

    (a) DeCrane Aircraft is the surviving corporation, or the other person formed by or surviving any such consolidation or merger or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia,

    (b) the person other than DeCrane Aircraft formed by or surviving any such consolidation or merger or the person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of DeCrane Aircraft under the registration rights agreement, the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee,

    (c) immediately after such transaction no Default or Event of Default exists, and

    (d) DeCrane Aircraft or the other person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, conveyance or other disposition shall have been made

        (1) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under "--Incurrence of Indebtedness and Issuance of Preferred Stock" or

        (2) would together with its Restricted Subsidiaries have a higher Fixed Charge Coverage Ratio immediately after such transaction, after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, than the Fixed Charge Coverage Ratio of DeCrane Aircraft and its Restricted Subsidiaries immediately prior to such transaction.

    The foregoing clause (d) will not prohibit a merger between DeCrane Aircraft and a Wholly Owned Subsidiary of DeCrane Holdings created for the purpose of holding the Capital Stock of DeCrane Aircraft, a merger between DeCrane Aircraft and a Wholly Owned Restricted Subsidiary or a merger between DeCrane Aircraft and an Affiliate incorporated solely for the purpose of reincorporating DeCrane Aircraft in another state of the United States so long as, in each case, the amount of Indebtedness of DeCrane Aircraft and its Restricted Subsidiaries is not increased thereby.

    The indenture provides that DeCrane Aircraft will not lease all or substantially all of its assets to any person.

    TRANSACTIONS WITH AFFILIATES

    The indenture provides that DeCrane Aircraft will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of DeCrane Aircraft each of which the indenture refers to as an "Affiliate Transaction", unless

    (a) such Affiliate Transaction is on terms that are no less favorable to DeCrane Aircraft or such Restricted Subsidiary than those that would have been obtained in a comparable transaction by DeCrane Aircraft or such Restricted Subsidiary with an unrelated Person and

    (b) DeCrane Aircraft delivers to the Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $7.5 million, either

        (1) a resolution of the board of directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (a) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the board of directors or

        (2) an opinion as to the fairness to the holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

    Notwithstanding the foregoing, the following items shall not be deemed to be Affiliate Transactions:

    (a) customary directors' fees, indemnification or similar arrangements or any employment agreement or other compensation plan or arrangement entered into by DeCrane Aircraft or any of its Restricted Subsidiaries in the ordinary course of business, including ordinary course loans to employees not to exceed

        (1) $5.0 million outstanding in the aggregate at any time and

        (2) $2.0 million to any one employee, and consistent with the past practice of DeCrane Aircraft or such Restricted Subsidiary;

    (b) transactions between or among DeCrane Aircraft and/or its Restricted Subsidiaries;

    (c) payments of customary fees by DeCrane Aircraft or any of its Restricted Subsidiaries to DLJ Merchant Banking and its Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which are approved by a majority of the board of directors in good faith;

    (d) any agreement as in effect on the date of the indenture or any amendment thereto which such amendment is not disadvantageous to the holders of the notes in any material respect, or any transaction contemplated thereby;

    (e) payments and transactions in connection with the Acquisition, the bank credit facility and the bridge notes and the Offering and the application of the proceeds thereof, and the payment of the fees and expenses with respect thereto;

    (f) Restricted Payments that are permitted by the provisions of the indenture described under "--Restricted Payments" and any Permitted Investments;

    (g) payments and transactions in connection with the Global Technology Investment, and the payment of fees and expenses with respect thereto; and

    (h) sales of accounts receivable, or participations therein, in connection with any Receivables Facility.

    SALE AND LEASEBACK TRANSACTIONS

    The indenture provides that DeCrane Aircraft will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that DeCrane Aircraft or any Restricted Subsidiary may enter into a sale and leaseback transaction if

    (a) DeCrane Aircraft or such Restricted Subsidiary, as the case may be, could have incurred Indebtedness in an amount equal to the Attributable Indebtedness relating to such sale and leaseback transaction pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under "--Incurrence of Indebtedness and Issuance of Preferred Stock," and incurred a Lien to secure such Indebtedness pursuant to the covenant described under "--Liens,

    (b) the gross cash proceeds of such sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the board of directors and set forth in an officers' certificate delivered to the Trustee, of the property that is the subject of such sale and leaseback transaction and

    (c) the transfer of assets in such sale and leaseback transaction is permitted by, and DeCrane Aircraft applies the proceeds of such transaction in compliance with, the covenant described under "--Repurchase at the Option of Holders--Asset Sales."

    NO SENIOR SUBORDINATED INDEBTEDNESS

    The indenture provides that DeCrane Aircraft will not incur any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness and senior in right of payment to the notes and no Guarantor will incur any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness and senior in right of payment to the Note Guarantees.

    ADDITIONAL NOTE GUARANTEES

    The indenture provides that, if any Wholly-Owned Restricted Subsidiary of DeCrane Aircraft that is a Domestic Subsidiary guarantees any Indebtedness under the bank credit facility, then such Restricted Subsidiary shall become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel, in accordance with the terms of the indenture.

    ACCOUNTS RECEIVABLE FACILITY

    The indenture provides that no Accounts Receivable Subsidiary will incur any Indebtedness if immediately after giving effect to such incurrence the aggregate outstanding Indebtedness of all Accounts Receivable Subsidiaries, excluding any Indebtedness owed to DeCrane Aircraft or any Restricted Subsidiary, would exceed $60.0 million.

    REPORTS

    The indenture provides that, whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, DeCrane Aircraft will furnish to the holders of notes

    (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if DeCrane Aircraft were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by DeCrane Aircraft's certified independent accountants and

    (2) all current reports that would be required to be filed with the SEC on Form 8-K if DeCrane Aircraft were required to file such reports, in each case, within the time periods specified in the SEC's rules and regulations.

    In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, whether or not required by the rules and regulations of the SEC, DeCrane Aircraft will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC's rules and regulations and make such information available to securities analysts and prospective investors upon request. In addition, DeCrane Aircraft and the Guarantors have agreed that, for so long as any notes remain outstanding, they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

    EVENTS OF DEFAULT AND REMEDIES

    The indenture provides that each of the following constitutes an Event of
Default:

    (a) default for 30 days in the payment when due of interest on the notes, whether or not prohibited by the subordination provisions of the indenture;

    (b) default in payment when due of the principal of or premium, if any, on the notes, whether or not prohibited by the subordination provisions of the indenture;

    (c) failure by DeCrane Aircraft or any of its Restricted Subsidiaries for 30 days after receipt of notice from the Trustee or holders of at least 25% in principal amount of the notes then outstanding to comply with the provisions described under "Repurchase at the Option of Holders--Change of Control," "--Asset Sales," "Principal Covenants--Restricted Payments," "--Incurrence of Indebtedness and Issuance of Preferred Stock" or "Merger, Consolidation or Sale of Assets";

    (d) failure by DeCrane Aircraft for 60 days after notice from the Trustee or the holders of at least 25% in principal amount of the notes then outstanding to comply with any of its other agreements in the Indenture or the notes;

    (e) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by DeCrane Aircraft or any of its Restricted Subsidiaries, or the payment of which is guaranteed by DeCrane Aircraft or any of its Restricted Subsidiaries, whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, which default

        (1) is caused by a failure to pay Indebtedness at its stated final maturity after giving effect to any applicable grace period provided in such Indebtedness (a "Payment Default") or

        (2) results in the acceleration of such Indebtedness prior to its stated final maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

    (f) failure by DeCrane Aircraft or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $10.0 million, net of any amounts with respect to which a reputable and creditworthy insurance company has acknowledged liability in writing, which judgments are not paid, discharged or stayed for a period of 60 days;

    (g) except as permitted by the indenture, any note guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any person acting of behalf of any Guarantor, shall deny or disaffirm its obligations under its note guarantee; and

    (h) events of bankruptcy or insolvency with respect to DeCrane Aircraft or any of its Restricted Subsidiaries that is a Significant Subsidiary.

    If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately; provided that, so long as any Indebtedness permitted to be incurred pursuant to the bank credit facility shall be outstanding, such acceleration shall not be effective until the earlier of

    (a) an acceleration of any such Indebtedness under the bank credit facility or

    (b) five business days after receipt by DeCrane Aircraft and the administrative agent under the bank credit facility of written notice of such acceleration.

    Notwithstanding the foregoing, in the case of an Event of Default arising from events of bankruptcy or insolvency with respect to DeCrane Aircraft or any Significant Subsidiary, all outstanding notes will become due and payable without further action or notice. holders of the notes may not enforce the indenture or the notes except as provided in the indenture. In the event of a declaration of acceleration of the notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (e) of the preceding paragraph, the declaration of acceleration of the notes shall be automatically annulled if the holders of any Indebtedness described in clause (e) have rescinded the declaration of acceleration in respect of such Indebtedness within 30 days of the date of such declaration, and if the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction, and all existing Events of Default, except non-payment of principal or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived.

    Subject to limitations, holders of a majority in principal amount of the then outstanding notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the notes notice of any continuing Default or Event of Default, except a Default or Event of Default relating to the payment of principal or interest, if it determines that withholding notice is in their interest.

    The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the Trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

    DeCrane Aircraft is required to deliver to the Trustee annually a statement regarding compliance with the indenture, and DeCrane Aircraft is required upon becoming aware of any Default or Event of Default to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF MEMBER, DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No member, director, officer, employee, incorporator or stockholder of DeCrane Aircraft, as such, shall have any liability for any obligations of DeCrane Aircraft under the notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    DeCrane Aircraft may, at its option and at any time, elect to have all of its and the Guarantors' obligations discharged with respect to the outstanding notes, the note guarantees and the indenture ("Legal Defeasance") except for

    (a) The rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due from the trust referred to below,

    (b) DeCrane Aircraft's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust,

    (c) the rights, powers, trusts, duties and immunities of the Trustee, and DeCrane Aircraft's obligations in connection therewith and

    (d) the Legal Defeasance provisions of the indenture.

    In addition, DeCrane Aircraft may, at its option and at any time, elect to have their obligations released with respect to some covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, some of the events described under "--Events of Default and Remedies" other than non-payment and bankruptcy will no longer constitute an Event of Default with respect to the notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance,

    (a) DeCrane Aircraft must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and DeCrane Aircraft must specify whether the notes are being defeased to maturity or to a particular redemption date,

    (b) in the case of Legal Defeasance, DeCrane Aircraft shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that DeCrane Aircraft has received from, or there has been published by, the Internal Revenue Service a ruling, or since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, subject to customary assumptions and exclusions, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred,

    (c) in the case of Covenant Defeasance, DeCrane Aircraft shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred,

    (d) no Default or Event of Default shall have occurred and be continuing on the date of such deposit, other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit, or, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit,

    (e) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument other than the indenture to which DeCrane Aircraft or any of its Subsidiaries is a party or by which DeCrane Aircraft or any of its Subsidiaries is bound,

    (f) DeCrane Aircraft must have delivered to the Trustee an opinion of counsel to the effect that, subject to customary assumptions and exclusions, after the 123rd day following the deposit, the trust funds will not be subject to the effect of Section 547 of the United States Bankruptcy Code or any analogous New York State law provision or any other applicable federal or New York bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally,

    (g) DeCrane Aircraft must deliver to the Trustee an officers' certificate stating that the deposit was not made by DeCrane Aircraft with the intent of preferring the holders of notes over the other creditors of DeCrane Aircraft with the intent of defeating, hindering, delaying or defrauding creditors of DeCrane Aircraft or others, and

    (h) DeCrane Aircraft must deliver to the Trustee an officers' certificate and an opinion of counsel, subject to customary assumptions and exclusions, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

    A holder may transfer or exchange notes in accordance with the indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and DeCrane Aircraft may require a holder to pay any taxes and fees required by law or permitted by the indenture. DeCrane Aircraft are not required to transfer or exchange any note selected for redemption. Also, DeCrane Aircraft is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed. The registered holder of a note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next two succeeding paragraphs, the indenture, the note guarantees and the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding, and any existing default or compliance with any provision of the indenture, the note guarantees or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes.

    Without the consent of each holder affected, an amendment or waiver may not, with respect to any notes held by a non-consenting holder:

    (a) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver,

    (b) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes, other than the provisions described under the caption "--Repurchase at the Option of Holders,"

    (c) reduce the rate of or extend the time for payment of interest on any note,

    (d) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the notes, except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration,

    (e) make any note payable in money other than that stated in the notes,

    (f) make any change in the provisions of the indenture relating to waivers of past Defaults,

    (g) waive a redemption payment with respect to any note, other than the provisions described under the caption "--Repurchase at the Option of Holders,"

    (h) release any Guarantor from its obligations under its note guarantee or the Indenture, except in accordance with the terms of the indenture or

    (i) make any change in the foregoing amendment and waiver provisions.

    Notwithstanding the foregoing, any amendment to or waiver of the covenant described under the caption "--Repurchase at the Option of Holders--Change of Control," and any amendment to Article 10 of the indenture, which relates to subordination, will require the consent of the holders of at least two-thirds in aggregate principal amount of the notes then outstanding if such amendment would materially adversely affect the rights of holders of notes.

    Notwithstanding the foregoing, without the consent of any holder of notes, DeCrane Aircraft, the Guarantors and the Trustee may amend or supplement the indenture, the note guarantees or the notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated notes in addition to or in place of certificated notes, to provide for the assumption of DeCrane Aircraft's obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of DeCrane Aircraft's assets, to make any change that would provide any additional rights or benefits to the holders of notes or that does not materially adversely affect the legal rights under the indenture of any such holder, or to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act or to provide for guarantees of the notes.

CONCERNING THE TRUSTEE

    The indenture contains limitations on the rights of the Trustee, State Street Bank & Trust Co., should it become a creditor of any Company, to obtain payment of claims in some cases, or to realize on property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions. However, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

    The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to exceptions. The indenture provides that in case an Event of Default shall occur and not be cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

KEY DEFINITIONS

    Set forth below are key defined terms used in the indenture. Please refer to the indenture for a full description of all such terms, and any other capitalized terms used herein for which no definition is provided.

    "ACCOUNTS RECEIVABLE SUBSIDIARY" means an Unrestricted Subsidiary of DeCrane Aircraft to which DeCrane Aircraft or any of its Restricted Subsidiaries sells any of its accounts receivable pursuant to a Receivables Facility.

    "ACQUIRED INDEBTEDNESS" means, with respect to any specified person,

    (a) Indebtedness of any other person existing at the time such other person is merged with or into or became a Subsidiary of such specified person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other person merging with or into or becoming a Subsidiary of such specified person, and

    (b) Indebtedness secured by a Lien encumbering an asset acquired by such specified person at the time such asset is acquired by such specified person.

    "ACQUISITION" means the acquisition by an indirect subsidiary of DeCrane Holdings of at least majority of the outstanding stock of DeCrane Aircraft, the merger of such subsidiary into DeCrane Aircraft, the repayment of specified indebtedness of DeCrane Aircraft, the payment of related fees and expenses and the Finance Merger.

    "ACQUISITION FINANCING" means the issuance and sale by DeCrane Aircraft of the notes, the execution and delivery by DeCrane Aircraft and certain of its subsidiaries of the bank credit facility and the borrowing thereunder and the issuance and sale by DeCrane Aircraft of bridge notes to finance the Acquisition and the issuance and sale by DeCrane Holdings of common stock and preferred stock for consideration, the proceeds of each of which were used to fund the purchase price for the Acquisition.

    "AFFILIATE" of any specified person means any other person which, directly or indirectly, controls, is controlled by or is under direct or indirect common control with, such specified person. for purposes of this definition, "control," when used with respect to any person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

    "ASSET SALE" means

    (1) the sale, lease, conveyance, disposition or other transfer referred to as a "disposition" of any properties, assets or rights, provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of DeCrane Aircraft and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described under the caption "--Change of Control" and the provisions described under the caption "--merger, Consolidation or Sale of Assets" and not by the provisions of the indenture's asset sale covenant, and

    (2) the issuance, sale or transfer by DeCrane Aircraft or any of its Restricted Subsidiaries of Equity Interests of any of DeCrane Aircraft's Restricted Subsidiaries, in either case, whether in a single transaction or a series of related transactions that either have a fair market value in excess of $5.0 million or are for net proceeds in excess of $5.0 million.

    However, the following items shall not be deemed to be Asset Sales:

    - dispositions in the ordinary course of business;

    - a disposition of assets by DeCrane Aircraft to a Restricted Subsidiary or by a Restricted Subsidiary to DeCrane Aircraft or to another Restricted Subsidiary;

    - a disposition of Equity Interests by a Restricted Subsidiary to DeCrane Aircraft or to another restricted subsidiary;

    - the sale and leaseback of any assets within 90 days of the acquisition hereof;

    - foreclosures on assets;

    - any exchange of like property pursuant to Section 1031 of the Internal Revenue Code of 1986, for use in a Permitted Business;

    - any sale of Equity Interests In, or Indebtedness or other securities of, an Unrestricted Subsidiary;

    - a Permitted Investment or a Restricted Payment that is permitted by the Covenant described under the caption "--Restricted Payments"; and

    - sales of accounts receivable, or participations therein, in connection with any Receivables Facility.

    "ATTRIBUTABLE INDEBTEDNESS" in respect of a sale and leaseback transaction means, at the time of determination, the present value, discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP, of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended.

    "BANK CREDIT FACILITY" means that Credit Agreement dated as of August 28, 1998 among DeCrane Aircraft, various financial institutions party thereto, DLJ Capital Funding, Inc., as syndication agent, and The First National Bank of Chicago, as administrative agent, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, modified, renewed, refunded, replaced or refinanced from time to time, including any agreement

    (1) extending or shortening the maturity of any Indebtedness incurred thereunder or contemplated thereby,

    (2) adding or deleting borrowers or guarantors thereunder,

    (3) increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder, provided that on the date such Indebtedness is incurred it would not be prohibited by clause (1) of "--Incurrence of Indebtedness and Issuance of Preferred Stock" or

    (4) otherwise altering the terms and conditions thereof. Indebtedness under the bank credit facility outstanding on the date of the indenture shall be deemed to have been incurred on such date in reliance on the first paragraph of the covenant described under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock."

    "CAPITAL EXPENDITURE INDEBTEDNESS" means Indebtedness incurred by any person to finance the purchase or construction or any property or assets acquired or constructed by such person which have a useful life or more than one year so long as

    - the purchase or construction price for such property or assets is included in "addition to property, plant or equipment" in accordance with GAAP,

    - the acquisition or construction of such property or assets is not part of any acquisition of a person or line of business and

    - such Indebtedness is incurred within 90 days of the acquisition or completion of construction of such property or assets.

    "CAPITAL LEASE OBLIGATION" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

    "CAPITAL STOCK" means

    (1) in the case of a corporation, corporate stock,

    (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents, however designated, of corporate stock,

    (3) in the case of a partnership or limited liability company, partnership or membership interests whether general or limited and

    (4) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person.

    "CASH EQUIVALENTS" means

    (1) Government Securities,

    (2) any certificate of deposit maturing not more than 365 days after the date of acquisition issued by, or demand deposit or time deposit of, an Eligible Institution or any lender under the bank credit facility,

    (3) commercial paper maturing not more than 365 days after the date of acquisition of an issuer, other than an Affiliate of DeCrane Aircraft, with a rating, at the time as of which any investment therein is made, of "A-3" or higher according to Standard & Poor's Rating Group or "P-2" or higher according to Moody's or carrying an equivalent rating by a nationally recognized rating agency if both of the two named rating agencies cease publishing ratings of investments,

    (4) any bankers acceptances of money market deposit accounts issued by an Eligible Institution,

    (5) any fund investing exclusively in investments of the types described in clauses (1) through (4) above and (6) in the case of any Subsidiary organized or having its principal place of business outside the United States, investments denominated in the currency of the jurisdiction in which such Subsidiary is organized or has its principal place of business which are similar to the items specified in clauses (1) through (5) above, including without limitation any deposit with any bank that is a lender to any such Subsidiary.

    "CONSOLIDATED CASH FLOW" means, with respect to any person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period plus, to the extent deducted in computing Consolidated Net Income,

    - an amount equal to any extraordinary or non-recurring loss plus any net loss realized in connection with an Asset Sale,

    - provision for taxes based on income or profits of such person and its Restricted Subsidiaries for such period,

    - Fixed Charges of such person for such period,

    - depreciation, amortization, including amortization of goodwill and other intangibles, and all other non-cash charges, excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period, including charges related to non-cash minority interests, of such Person and its Restricted Subsidiaries for such period,

    - net periodic post-retirement benefits,

    - other income or expense net as set forth on the face of such person's statement of operations,

    - expenses and charges related to the Acquisition, the bank credit facility and the application of the proceeds thereof which are paid, taken or otherwise accounted for within 180 days of the consummation of the Acquisition, and

    - any non-capitalized transaction costs incurred in connection with actual or proposed financings, acquisition or divestitures, including, but not limited to, financing and refinancing fees and costs incurred in connection with the Acquisition, in each case, on a consolidated basis and determined in accordance with GAAP.

    Notwithstanding the foregoing, the provision for taxes based on the income or profits of, the Fixed Charges of, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary of a person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent and in the same proportion that Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such person.

    "CONSOLIDATED INTEREST EXPENSE" means, with respect to any person for any period, the sum of, without duplication,

    - the interest expense of such person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, including amortization of original issue discount, non-cash interest payments, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments, if any, pursuant to Hedging Obligations; provided that in no event shall any amortization of deferred financing costs be included in Consolidated Interest Expense; and

    - the consolidated capitalized interest of such person and its Restricted Subsidiaries for such period, whether paid or accrued;

provided, however, that Receivables Fees shall be deemed not to constitute Consolidated Interest Expense. Notwithstanding the foregoing, the Consolidated Interest Expense with respect to any Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary shall be included only to the extent and in the same proportion that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income.

    "CONSOLIDATED NET INCOME" means, with respect to any person for any period, the aggregate of the Net Income of such person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that

    - the Net Income or loss of any person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent person or a Restricted Subsidiary thereof,

    - the Net Income or loss of any Restricted Subsidiary other than a Subsidiary organized or having its principal place of business outside the United States shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income or loss is not at the date of determination permitted without any prior governmental approval that has not been obtained or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary,

    - the Net Income or loss of any person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded,

    - the cumulative effect of a change in accounting principles shall be excluded and

    - expenses and charges related to the Acquisition, the bank credit facility and the application of the proceeds thereof which are paid, taken or otherwise accounted for within 180 days of the consummation of the Acquisition shall be excluded.

    "DECRANE HOLDINGS" means DeCrane Holdings Co., a Delaware corporation, the corporate parent of DeCrane Aircraft, or its successors.

    "DEFAULT" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

    "DESIGNATED NONCASH CONSIDERATION" means the fair market value of non-cash consideration received by DeCrane Aircraft or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an officers' certificate, setting forth the basis of such valuation, executed by the principal executive officer and the principal financial officer of DeCrane Aircraft, less the amount of cash or Cash Equivalents received in connection with a sale of such Designated Noncash Consideration.

    "DISQUALIFIED STOCK" means any Capital Stock that, by its terms or by the terms of any security into which it is convertible, or for which it is exchangeable; or upon the happening of any event other than any event solely within the control of the issuer thereof, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, is exchangeable for Indebtedness, except to the extent exchangeable at the option of such Person subject to the terms of any debt instrument to which such Person is a party, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date on which the notes mature. However, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require DeCrane Aircraft to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock, if the terms of such Capital Stock provide that DeCrane Aircraft may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described under the caption "--Principal Covenants--Restricted Payments." Further, if such Capital Stock is issued to any plan for the benefit of employees of DeCrane Aircraft or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by DeCrane Aircraft in order to satisfy applicable statutory or regulatory obligations.

    "DOMESTIC SUBSIDIARY" means a Subsidiary that is organized under the laws of the United States or any State, district or territory thereof other than Audio International Sales, Inc., a U.S. Virgin Islands corporation.

    "ELIGIBLE INSTITUTION" means a commercial banking institution that has combined capital and surplus not less than $100.0 million or its equivalent in foreign currency, whose short-term debt is rated "A-3" or higher according to Standard & Poor's Ratings Group or "P-2" or higher according to Moody's Investor Services, Inc. or carrying an equivalent rating by a nationally recognized rating agency if both of the two named rating agencies cease publishing ratings of investments.

    "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

    "EXISTING INDEBTEDNESS" means Indebtedness of DeCrane Aircraft and its Restricted Subsidiaries other than in existence on the date of the Indenture, excluding Indebtedness under the Bank Credit Facility, until such amounts are repaid.

    "FINANCE MERGER" means the merger of DeCrane Finance Co. with and into DeCrane Aircraft.

    "FIXED CHARGES" means, with respect to any person for any period, the sum, without duplication, of the Consolidated Interest Expense of such person for such period, and all dividend payments on any series of preferred stock of such person other than dividends payable solely in Equity Interests that are not Disqualified Stock, in each case, on a consolidated basis and in accordance with GAAP.

    "FIXED CHARGE COVERAGE RATIO" means, with respect to any person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such person for such period, in each case exclusive of amounts attributable to discontinued operations, as determined in accordance with GAAP, or operations and businesses disposed of prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made referred to as the "Calculation Date." In the event that the referent Person or any of its Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness other than revolving credit borrowings or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the Calculation Date, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, acquisitions that have been made by DeCrane Aircraft or any of its Subsidiaries, including all mergers or consolidations and any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated to include the Consolidated Cash Flow of the acquired entities on a pro forma basis after giving effect to cost savings resulting from employee terminations, facilities consolidations and closings, standardization of employee benefits and compensation practices, consolidation of property, casualty and other insurance coverage and policies, standardization of sales and distribution methods, reductions in taxes other than income taxes and other cost savings reasonably expected to be realized from such acquisition, as determined in good faith by the principal financial officer of DeCrane Aircraft, regardless of whether such cost savings could then be reflected in PRO FORMA financial statements under GAAP, Regulation S-X promulgated by the SEC or any other regulation or policy of the SEC, and without giving effect to the third clause of the proviso set forth in the definition of Consolidated Net Income.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

    "GLOBAL TECHNOLOGY PARTNERS" means Global Technology Partners, LLC and its Affiliates.

    "GLOBAL TECHNOLOGY INVESTMENT" means the sale by DeCrane Holdings to Global Technology Partners of its common stock, the purchase price of which will be partially financed by Global Technology Loans, and the granting by DeCrane Holdings to Global Technology Partners of options to purchase shares of its common stock.

    "GLOBAL TECHNOLOGY LOANS" means one or more loans by DeCrane Aircraft or DeCrane Holdings to Global Technology Partners to finance Global Technology Partners' purchase of common stock of DeCrane Holdings; provided, HOWEVER, that the aggregate principal amount of all such Global Technology Loans outstanding at any time shall not exceed $2.0 million.

    "GUARANTEE" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

    "GUARANTORS" means each of the Domestic Subsidiaries of DeCrane Aircraft that is a Wholly Owned Restricted Subsidiary on the date of the indenture, and any other Subsidiary that executes a note Guarantee in accordance with the provisions of the indenture.

    "HEDGING OBLIGATIONS" means, with respect to any person, the obligations of such person under

    (a) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and

    (b) other agreements or arrangements designed to protect such person against fluctuations in interest rates and

    (c) agreements or arrangements designed to protect such person against fluctuations in exchange rates.

    "INDEBTEDNESS" means, with respect to any person, any indebtedness of such Person in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit, or reimbursement agreements in respect thereof, or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing Indebtedness, than letters of credit and Hedging Obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such person whether or not such Indebtedness is assumed by such person and, to the extent not otherwise included, the guarantee by such Person of any Indebtedness of any other person, provided that Indebtedness shall not include the pledge by DeCrane Aircraft of the Capital Stock of an Unrestricted Subsidiary of DeCrane Aircraft to secure Non-Recourse Debt of such Unrestricted Subsidiary. The amount of any Indebtedness outstanding as of any date shall be

    - the accreted value thereof, together with any interest thereon that is more than 30 days past due, in the case of any Indebtedness that does not require current payments of interest, and

    - the principal amount thereof, in the case of any other Indebtedness;

Provided that the principal amount of any Indebtedness that is denominated in any currency other than United States dollars shall be the amount thereof, as determined pursuant to the foregoing provision, converted into United States dollars at the Spot Rate in effect on the date that such Indebtedness was incurred, or, if such indebtedness was incurred prior to the date of the Indenture, the Spot Rate in effect on the date of the indenture.

    "INVESTMENTS" means, with respect to any person, all investments by such person in other persons including Affiliates in the forms of direct or indirect loans, including guarantees by the referent person of, and Liens on any assets of the referent person securing, Indebtedness or other obligations of other persons, advances or capital contributions, excluding commission, travel and similar advances to officers and employees made in the ordinary course of business, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. However, an investment by DeCrane Aircraft for consideration consisting of common equity securities of DeCrane Aircraft shall not be deemed to be an Investment. If DeCrane Aircraft or any Restricted Subsidiary of DeCrane Aircraft sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of DeCrane Aircraft such that, after giving effect to any such sale or disposition, such person is no longer a Subsidiary of DeCrane Aircraft, DeCrane Aircraft shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described under "--Restricted Payments."

    "LIEN" means, with respect to any asset, any mortgage, Lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code or equivalent statutes of any jurisdiction.

    "MANAGEMENT LOANS" means one or more loans by DeCrane Aircraft or DeCrane Holdings to officers and/or directors of DeCrane Aircraft and any of its Restricted Subsidiaries to finance the purchase by such officers and directors of common stock of DeCrane Holdings; provided, however, that the aggregate principal amount of all such Management Loans outstanding at any time shall not exceed $5.0 million.

    "NET INCOME" means, with respect to any person, the net income or loss of such person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however,

    (a) any gain (or loss), together with any related provision for taxes on such gain or loss, realized in connection with any Asset Sale, including dispositions pursuant to Sale and Leaseback Transactions, or the extinguishment of any Indebtedness of such person or any of its Restricted Subsidiaries and

    (b) any extraordinary or nonrecurring gain or loss, together with any related provision for taxes on such extraordinary or nonrecurring gain or loss.

    "NET PROCEEDS" means the aggregate cash proceeds received by DeCrane Aircraft or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale, net of, without duplication:

    - the direct costs relating to such Asset Sale, including legal, accounting and investment banking fees, and sales commissions, recording fees, title transfer fees and appraiser fees and cost of preparation of assets for sale, and any relocation expenses incurred as a result thereof,

    - taxes paid or payable as a result thereof after taking into account any available tax credits or deductions and any tax sharing arrangements,

    - amounts required to be applied to the repayment of Indebtedness, other than Revolving Credit Indebtedness incurred pursuant to the Bank Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and

    - any reserve established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such asset or assets until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to DeCrane Aircraft or its Restricted Subsidiaries from such escrow arrangement, as the case may be.

    "NON-RECOURSE DEBT" means Indebtedness

    - no default which, including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary, would permit upon notice, lapse of time or both any holder of any other Indebtedness of DeCrane Aircraft or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

    - as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of DeCrane Aircraft or any of its Restricted Subsidiaries, other than the stock of an Unrestricted Subsidiary pledged by DeCrane Aircraft to secure debt of such Unrestricted Subsidiary.

However, in no event shall Indebtedness of any Unrestricted Subsidiary fail to be Non-Recourse Debt solely as a result of any default provisions contained in a guarantee thereof by DeCrane Aircraft or any of its Restricted Subsidiaries if DeCrane Aircraft or such Restricted Subsidiary was otherwise permitted to incur such guarantee pursuant to the Indenture.

    "OBLIGATIONS" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "OFFERING" means the offering of the notes by DeCrane Aircraft.

    "PARI PASSU INDEBTEDNESS" means Indebtedness of DeCrane Aircraft that ranks PARI PASSU in right of payment to the notes.

    "PERMITTED BUSINESS" means the avionics manufacturing industry and any business in which DeCrane Aircraft and its Restricted Subsidiaries are engaged on the date of the indenture or any business reasonably related, incidental or ancillary thereto.

    "PERMITTED INVESTMENTS" means

    - any Investment in DeCrane Aircraft or in a Restricted Subsidiary of DeCrane Aircraft,

    - any Investment in cash or Cash Equivalents,

    - any Investment by DeCrane Aircraft or any Restricted Subsidiary of DeCrane Aircraft in a Person, if as a result of such Investment such Person becomes a Restricted Subsidiary of DeCrane Aircraft, or such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, DeCrane Aircraft or a Wholly Owned Restricted Subsidiary of DeCrane Aircraft,

    - any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described under the caption "--Repurchase at the Option of Holders--Asset Sales,"

    - any Investment acquired solely in exchange for Equity Interests other than Disqualified Stock of DeCrane Aircraft,

    - any Investment in a Person engaged in a Permitted Business, other than an Investment in an Unrestricted Subsidiary, having an aggregate fair market value, taken together with all other Investments made pursuant to this clause that are at that time outstanding, not to exceed 15% of Total Assets at the time of such Investment, with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value,

    - Investments relating to any special purpose Wholly Owned Subsidiary of DeCrane Aircraft organized in connection with a Receivables Facility that, in the good faith determination of the board of directors of DeCrane Aircraft, are necessary or advisable to effect such Receivables Facility and

    - the Management Loans and Global Technology Loans.

    "PERMITTED LIENS" means:

    - Liens on property of a person existing at the time such person is merged into or consolidated with DeCrane Aircraft or any Restricted Subsidiary, provided that such Liens were not incurred in contemplation of such merger or consolidation and do not secure any property or assets of DeCrane Aircraft or any Restricted Subsidiary other than the property or assets subject to the Liens prior to such merger or consolidation;

    - Liens existing on the date of the indenture;

    - Liens securing Indebtedness consisting of Capitalized Lease Obligations, purchase money Indebtedness, mortgage financings, industrial revenue bonds or other monetary obligations, in each case incurred solely for the purpose of financing all or any part of the purchase price or cost of construction or installation of assets used in the business of DeCrane Aircraft or its Restricted Subsidiaries, or repairs, additions or improvements to such assets, provided that

    - such Liens secure Indebtedness in an amount not in excess of the original purchase price or the original cost of any such assets or repair, additional or improvement thereto, plus an amount equal to the reasonable fees and expenses in connection with the incurrence of such Indebtedness,

    - such Liens do not extend to any other assets of DeCrane Aircraft or its Restricted Subsidiaries, and, in the case of repair, addition or improvements to any such assets, such Lien extends only to the assets and improvements thereto or thereon repaired, added to or improved,

    - the Incurrence of such Indebtedness is permitted by "--Principal Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock" and

    - such Liens attach within 365 days of such purchase, construction, installation, repair, addition or improvement;

    - Liens to secure any refinancings, renewals, extensions, modification or replacements, such events are collectively referred to as "refinancing," or successive refinancings, in whole or in part, of any Indebtedness secured by Liens referred to in the clauses above so long as such Lien does not extend to any other property other than improvements thereto;

    - Liens securing letters of credit entered into in the ordinary course of business and consistent with past business practice;

    - Liens on and pledges of the capital stock of any Unrestricted Subsidiary securing Non-Recourse Debt of such Unrestricted Subsidiary;

    - Liens securing Indebtedness and Obligations under the bank credit facility; and

    - other Liens securing indebtedness that is permitted by the terms of the Indenture to be outstanding having an aggregate principal amount at any one time outstanding not to exceed $50.0 million.

    "PERMITTED REFINANCING INDEBTEDNESS" means any Indebtedness of DeCrane Aircraft or any of its Restricted Subsidiaries issued within 60 days after repayment of, in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of DeCrane Aircraft or any of its Restricted Subsidiaries; provided that

    - the principal amount accreted value, if applicable of such Permitted Refinancing Indebtedness does not exceed the principal amount of accreted value, if applicable, plus premium, if any, and accrued interest on the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded, plus the amount of reasonable expenses incurred in connection therewith,

    - such Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, and

    - if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable, taken as a whole, to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

    "PRINCIPALS" means DLJ Merchant Banking Partners II, L.P. and its
Affiliates.

    "PUBLIC EQUITY OFFERING" means any issuance of common stock by DeCrane Aircraft, other than to DeCrane Holdings and other than Disqualified Stock, or common stock or preferred stock by DeCrane Holdings, other than Disqualified Stock, registered pursuant to the Securities Act, other than issuances registered on Form S-8 and issuances registered on Form S-4, excluding issuances of common stock pursuant to employee benefit plans of DeCrane Holdings or DeCrane Aircraft or otherwise as compensation to employees of DeCrane Aircraft or DeCrane Holdings.

    "QUALIFIED PROCEEDS" means any of the following or any combination of the following:

    - cash;

    - Cash Equivalents;

    - assets that are used or useful in a Permitted Business; and

    - the Capital Stock of any person engaged in a Permitted Business if, in connection with the receipt by DeCrane Aircraft or any Restricted Subsidiary of DeCrane Aircraft of such Capital Stock,

    - such Person becomes a Restricted Subsidiary of DeCrane Aircraft or any Restricted Subsidiary of DeCrane Aircraft or

    - such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, DeCrane Aircraft or any Restricted Subsidiary of DeCrane Aircraft.

    "RECEIVABLES FACILITY" means one or more receivables financing facilities, as amended from time to time, pursuant to which DeCrane Aircraft or any of its Restricted Subsidiaries sells its accounts receivable to an Accounts Receivable Subsidiary.

    "RECEIVABLES FEES" means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

    "RELATED PARTY" means, with respect to any Principal, any controlling stockholder or partner of such Principal on the date of the indenture, or any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or persons beneficially holding directly or through one or more Subsidiaries a 51% or more controlling interest of which consist of the Principals and/or such other persons referred to in the immediately preceding clauses.

    "RESTRICTED INVESTMENT" means an Investment other than a Permitted
Investment.

    "RESTRICTED SUBSIDIARY" of a Person means any Subsidiary of such person that is not an Unrestricted Subsidiary.

    "SIGNIFICANT SUBSIDIARY" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

    "SPOT RATE" means, for any currency, the spot rate at which such currency is offered for sale against United States dollars as determined by reference to the New York foreign exchange selling rates, as published in The Wall Street Journal on such date of determination for the immediately preceding business day or, if such rate is not available, as determined in any publicly available source of similar market data.

    "STATED MATURITY" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

    "SUBSIDIARY" means, with respect to any person,

    - any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled without regard to the occurrence of any contingency to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of that person or a combination thereof and

    - any partnership or limited liability company

    - the sole general partner or the managing general partner or managing member of which is such Person or a Subsidiary of such person or

    - the only general partners or managing members of which are such person or of one or more Subsidiaries of such Person or any combination thereof.

    "TAX SHARING AGREEMENT" means any tax sharing agreement or arrangement between DeCrane Aircraft and DeCrane Holdings, as the same may be amended from time to time; provided that in no event shall the amount permitted to be paid pursuant to all such agreements and/or arrangements exceed the amount DeCrane Aircraft would be required to pay for income taxes were it to file a consolidated tax return for itself and its consolidated Restricted Subsidiaries as if it were a corporation that was a parent of a consolidated group.

    "TOTAL ASSETS" means the total consolidated assets of DeCrane Aircraft and its Restricted Subsidiaries, as shown on the most recent balance sheet, excluding the footnotes of DeCrane Aircraft prepared in accordance with GAAP.

    "UNRESTRICTED SUBSIDIARY" means any Subsidiary that is designated by the board of directors as an Unrestricted Subsidiary pursuant to a board resolution, but only to the extent that such Subsidiary:

    - has no Indebtedness other than Non-Recourse Debt;

    - is not party to any agreement, contract, arrangement or understanding with DeCrane Aircraft or any Restricted Subsidiary of DeCrane Aircraft unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to DeCrane Aircraft or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of DeCrane Aircraft;

    - a person with respect to which neither DeCrane Aircraft nor any of its Restricted Subsidiaries has any direct or indirect obligation

    - to subscribe for additional Equity Interests other than Investments described in clause (g) of the definition of Permitted Investments or

    - to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels, of operating results; and

    - has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of DeCrane Aircraft or any of its Restricted Subsidiaries. Any such designation by the board of directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the board resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described under "--Principal Covenants--Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of DeCrane Aircraft as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under "--Principal Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," DeCrane Aircraft shall be in default of such covenant. The board of directors of DeCrane Aircraft may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of DeCrane Aircraft of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if such Indebtedness is permitted under the covenant described under "--Principal Covenants--Incurrence of Indebtedness and Issuance Preferred of Stock," and no Default or Event of Default would be in existence following such designation.

    "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing

    (a) the sum of the products obtained by multiplying the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by the number of years calculated to the nearest one-twelfth that will elapse between such date and the making of such payment, by

    (b) the then outstanding principal amount of such Indebtedness.

    "WHOLLY OWNED SUBSIDIARY" of any Person means a Subsidiary of such person all of the outstanding Capital Stock or other ownership interests of which other than directors' qualifying shares shall at the time be owned by such person or by one or more Wholly Owned Subsidiaries of such person.

    "WHOLLY OWNED RESTRICTED SUBSIDIARY" of any person means a Restricted Subsidiary of such person all the outstanding Capital Stock or other ownership interests of which other than directors' qualifying shares shall at the time be owned by such person or by one or more Wholly Owned Restricted Subsidiaries of such person or by such person and one or more Wholly Owned Restricted Subsidiaries of such person.

                              PLAN OF DISTRIBUTION

    This prospectus is to be used by DLJ Securities Corporation in connection with offers and sales of the notes in market-making transactions effected from time to time. DLJ Securities Corporation may act as a principal or agent for one party when acting as principal or as agent for both parties, and may receive compensation in the form of discounts and commissions, including from both parties when it acts as agent for both. Those sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices.

    DLJ Merchant Banking Partners II, L.P. and several of its affiliates beneficially own approximately 85.7% of the common stock of DeCrane Holdings, on a fully diluted basis assuming exercise of all outstanding warrants and options. Thompson Dean and Susan C. Schnabel, each of whom is a principal of DLJ Merchant Banking, are members of the Board of Directors of DeCrane Holdings and DeCrane Aircraft. DLJ Capital Funding, Inc. acted as syndication agent in connection with our bank credit facility, for which it received customary fees and expenses. DLJ Bridge Finance Inc. purchased the bridge notes which were refinanced by the initial offering of DeCrane Aircraft's 12% Series A Senior Subordinated Notes due 2008, for which it received customary fees and expenses. DLJ Securities Corporation acted as dealer/manager in connection with the tender offer for our common stock in the DLJ acquisition, as arranger in connection with our prior bank credit facility, and as the initial purchaser of the Series A notes, and is the financial advisor to DeCrane Holdings and DeCrane Aircraft. DLJ Merchant Banking, DLJ Capital Funding, Inc. and DLJ Bridge Finance, Inc. are affiliates of DLJ Securities Corporation. On June 30, 2000, DLJ Investment Partners, L.P. purchased $25 million of our preferred stock and warrants to purchase common stock of DeCrane Holdings in connection with financing our purchase of ERDA, Inc.

    DLJ Securities Corporation currently makes a market in the notes. However, DLJ Securities Corporation is not obligated to do so and it may discontinue or interrupt any such market-making at any time without notice. Any such market-making activity is also subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934. We cannot assure you that any market for the notes will continue, or about your ability to sell the notes or the price at which you may be able to sell them.

    DLJ Securities Corporation has, from time to time, provided investment banking and other financial advisory services to us, for which it has received customary compensation, and will provide such services and financial advisory services to us in the future. DLJ Securities Corporation was the initial purchaser in the initial offering of the old notes and received an underwriting discount of approximately $3.3 million in connection therewith.

    We have entered into a registration rights agreement with DLJ Securities Corporation regarding its use of this prospectus. Pursuant to such agreement, we have agreed to bear all registration expenses incurred under that agreement, and to indemnify DLJ Securities Corporation against some liabilities, including liabilities under the Securities Act.

                                    EXPERTS

    The following financial statements, which are incorporated by reference in this prospectus, have been incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting:


    - the consolidated balance sheets as of December 31, 1998 and 1999 and the consolidated statements of operations, of stockholders' equity and of cash flows for the year ended December 31, 1997, the eight months ended
      August 31, 1998, the four months ended December 31, 1998 and the year ended December 31, 1999 of DeCrane Aircraft Holdings, Inc. (incorporated by reference to our Annual Report on Form 10-K for the year ended
      December 31, 1999);


    - the balance sheets as of December 31, 1997 and 1998 and the statements of income, of stockholders' equity and of cash flows for the years then ended of Custom Woodwork & Plastics, Inc. (incorporated by reference to our Current Report on Form 8-K filed on October 19, 1999);

    - the balance sheets as of December 31, 1998 and September 30, 1999 and the statements of income, of partners' equity and of cash flows for the year ended December 31, 1998 and the nine months ended September 30, 1999 of The Infinity Partners, Ltd (incorporated by reference to our Current Report on Form 8-K/A filed on February 11, 2000 which incorporated by reference to our prospectus dated February 10, 2000 filed pursuant to Rule 424(b)(3) on February 11, 2000); and

    - the balance sheets as of December 31, 1998 and 1999 and the statements of income, of stockholders' equity and of cash flows for the years then ended of Carl F. Booth & Co., Inc. (incorporated by reference to our Current Report on Form 8-K/A filed on June 16, 2000).

    The following financial statements, which are incorporated by reference in this prospectus, have been incorporated in reliance on the reports of Baird, Kurtz & Dobson, independent accountants, given on the authority of said firm as experts in auditing and accounting:

    - the consolidated balance sheets as of December 31, 1997 and 1998 and the consolidated statements of income, stockholders' equity and cash flows for the period from June 12, 1997 to December 31, 1997 and the year ended December 31, 1998 of PPI Holdings, Inc., and the consolidated statements of income, stockholders' equity and cash flows for the year ended
      December 31, 1996 and for the period from January 1, 1997 to June 11, 1997 of Precision Pattern Inc., the predecessor to PPI Holdings, Inc. (incorporated by reference to our prospectus included in Registration Statement No. 333-70365 on Form S-1 effective May 14, 1999); and


    - the balance sheets as of December 31, 1997 and 1998 and the statements of income, of stockholders' equity and of cash flows for the years then ended of PCI NewCo, Inc. (incorporated by reference to our Current Report on Form 8-K/A filed on December 14, 1999).


    The following financial statements, which are incorporated by reference in this prospectus, have been incorporated in reliance on the reports of Grant Thornton LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting:

    - the consolidated balance sheets as of June 30, 1998 and 1999 and the consolidated statements of income, of stockholders' equity and of cash flows for the years then ended of ERDA, Inc. and Subsidiary (incorporated by reference to our Current Report on Form 8-K / A filed on August 2,
      2000).

            INDEX TO PRO FORMA UNAUDITED CONSOLDIATED FINANCIAL DATA



                                                                PAGE
                                                              --------
Basis of Presentation.......................................    P-2

Unaudited Pro Forma Consolidated Statement of Operations for the:

  Year ended December 31, 1999..............................    P-3

  Six months ended June 30, 2000............................    P-4

Notes to Unaudited Pro Forma Consolidated Financial Data....    P-5

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
                             BASIS OF PRESENTATION



    The following unaudited pro forma consolidated financial data for DeCrane Aircraft is based on our historical financial statements adjusted to reflect:



    - our 1999 PATS, PPI, Custom Woodwork, PCI NewCo, International Custom Interiors and Infinity acquisitions; and



    - our 2000 Carl Booth and ERDA acquisitions.



    For additional information on our acquisitions, see:



    - the notes to our audited consolidated financial statements included in our Form 10-K for the year ended December 31, 1999 regarding our 1999 acquisitions;



    - our Form 8-K filed on May 25, 2000 and our Form 8-K / A filed on June 16, 2000 regarding the Carl Booth acquisition; and



    - our Form 8-K filed on July 13, 2000 and our Form 8-K / A filed on August 2, 2000 regarding the ERDA acquisition.



    Unaudited pro forma consolidated statements of operations are presented for the year ended December 31, 1999 and the six months ended June 30, 2000. The statements reflect all of our acquisitions as if they had occurred as of January 1, 1999. All of our 1999 and 2000 acquisitions had occurred by June 30, 2000 and are therefore reflected in our historical balance sheet as of that date.



    The pro forma adjustments are based upon available information and assumptions management believes are reasonable under the circumstances. The unaudited pro forma consolidated financial data and accompanying notes should be read in conjunction with our historical audited and unaudited financial statements and related notes and the historical audited financial statements and related notes of the companies we have acquired incorporated into this prospectus by reference. The pro forma financial data does not purport to represent what our actual results of operations or actual financial position would have been if the transactions described above in fact occurred on such dates or to project our results of operations or financial position for any future period or date.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999



                                                                             ACQUISITION
                                                                            ADJUSTMENTS(2)
                                                          DECRANE      ------------------------
                                                         AIRCRAFT      HISTORICAL
                                                       HISTORICAL(1)   RESULTS(3)   ADJUSTMENTS      PRO FORMA
                                                       -------------   ----------   -----------      ---------
                                                                       (DOLLARS IN THOUSANDS)
Revenues.............................................     $244,048       $88,067      $ (2,890)(4)   $329,225
Cost of sales........................................      165,871        63,386        (2,890)(4)    226,367
                                                          --------       -------      --------       --------
    Gross profit.....................................       78,177        24,681            --        102,858
Selling, general and administrative expenses.........       40,157         8,831        (1,206)(5)     47,782
Amortization of intangible assets....................       13,073           363         2,738 (6)     16,174
                                                          --------       -------      --------       --------
    Operating income.................................       24,947        15,487        (1,532)        38,902
Interest expense.....................................       27,918         1,084        10,547 (7)     39,549
Other expenses (income)..............................          447           (54)           --            393
                                                          --------       -------      --------       --------
Income (loss) before provision for income taxes......       (3,418)       14,457       (12,079)        (1,040)
Provision for income taxes (benefit).................          952          (438)        1,458 (8)      1,972
                                                          --------       -------      --------       --------
Net income (loss)....................................       (4,370)       14,895       (13,537)        (3,012)
Preferred stock dividends............................           --            --        (4,246)(9)     (4,246)
                                                          --------       -------      --------       --------
Net income (loss) applicable to common stockholder...     $ (4,370)      $14,895      $(17,783)      $ (7,258)
                                                          ========       =======      ========       ========


   See accompanying Notes to Unaudited Pro Forma Consolidated Financial Data.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 2000



                                                                             ACQUISITION
                                                                            ADJUSTMENTS(2)
                                                          DECRANE      ------------------------
                                                         AIRCRAFT      HISTORICAL
                                                       HISTORICAL(1)   RESULTS(3)   ADJUSTMENTS      PRO FORMA
                                                       -------------   ----------   -----------      ---------
                                                                       (DOLLARS IN THOUSANDS)
Revenues.............................................     $161,272       $20,337      $(1,307)(4)    $180,302
Cost of sales........................................      107,509        15,094       (1,307)(4)     121,296
                                                          --------       -------      -------        --------
    Gross profit.....................................       53,763         5,243           --          59,006
Selling, general and administrative expenses.........       20,939         3,087         (951)(5)      23,075
Amortization of intangible assets....................        8,250           171          330 (6)       8,751
                                                          --------       -------      -------        --------
    Operating income.................................       24,574         1,985          621          27,180
Interest expense.....................................       18,713           608        1,452 (7)      20,773
Other expenses.......................................          173            --           --             173
                                                          --------       -------      -------        --------
Income (loss) before provision for income taxes......        5,688         1,377         (831)          6,234
Provision for income taxes (benefit).................        2,946          (308)         215 (8)       2,853
                                                          --------       -------      -------        --------
Net income (loss)....................................        2,742         1,685       (1,046)          3,381
Preferred stock dividend.............................           --            --       (2,387)(9)      (2,387)
                                                          --------       -------      -------        --------
Net income (loss) applicable to common stockholder...     $  2,742       $ 1,685      $(3,433)       $    994
                                                          ========       =======      =======        ========


   See accompanying Notes to Unaudited Pro Forma Consolidated Financial Data.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA



            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA



(1) Reflects our historical results of operations for the year ended
    December 31, 1999 and the six months ended June 30, 2000 derived from our historical audited and unaudited consolidated financial statements. Reclassifications have been made to our December 31, 1999 results to conform to the June 30, 2000 presentation.



(2) Reflects the historical results of operations of companies we acquired for the periods not included in our historical results.



(3) Reflects the results of operations of companies we acquired that are not included in our historical results. The results of operations for the companies we acquired are for the periods from the beginning of the period presented to the dates indicated below. For periods subsequent to those dates, their respective results of operations are included in our historical results.



1999 ACQUISITIONS                            2000 ACQUISITIONS
- PATS - January 21, 1999                    - Carl Booth - May 1, 2000

- PPI - April 22, 1999                       - ERDA - June 30, 2000

- Custom Woodwork - August 4, 1999;

- PCI NewCo - October 5, 1999;

- International Custom Interiors -
  October 7, 1999

- Infinity - December 16, 1999



    Tables summarizing the acquired companies' results of operations for the twelve months ended December 31, 1999 and the six months ended June 30, 2000 appear below.



                                                                    2000 ACQUISITIONS
                                                                   -------------------
                                                     TOTAL 1999      CARL
YEAR ENDED DECEMBER 31, 1999                        ACQUISITIONS    BOOTH     ERDA (A)    TOTAL
----------------------------                        ------------   --------   --------   --------
                                                               (DOLLARS IN THOUSANDS)
Revenues..........................................     $52,834     $13,757    $21,476    $88,067
Cost of sales.....................................      36,440      10,163     16,783     63,386
                                                       -------     -------    -------    -------
Gross profit......................................      16,394       3,594      4,693     24,681
Selling, general and administrative expenses......       5,324       1,237      2,270      8,831
Amortization of intangible assets.................         124          --        239        363
                                                       -------     -------    -------    -------
Operating income..................................      10,946       2,357      2,184     15,487
Interest expense (income).........................         152         (65)       997      1,084
Other income......................................         (29)        (25)        --        (54)
                                                       -------     -------    -------    -------
Income before provision for income taxes..........      10,823       2,447      1,187     14,457
Provision for income taxes (benefit)..............        (827)         --        389       (438)
                                                       -------     -------    -------    -------
Net income........................................     $11,650     $ 2,447    $   798    $14,895
                                                       =======     =======    =======    =======

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

                                                             1999 ACQUISITIONS
                              -------------------------------------------------------------------------------
                                                                          INTERNATIONAL
                                                     CUSTOM      PCI         CUSTOM
YEAR ENDED DECEMBER 31, 1999    PATS       PPI      WOODWORK    NEWCO       INTERIORS     INFINITY    TOTAL
----------------------------  --------   --------   --------   --------   -------------   --------   --------
                                                          (DOLLARS IN THOUSANDS)
Revenues..................    $   451    $12,757     $4,972     $6,692       $4,753       $23,209    $52,834
Cost of sales.............      1,229      8,435      2,203      4,747        3,057        16,769     36,440
                              -------    -------     ------     ------       ------       -------    -------
Gross profit (loss).......       (778)     4,322      2,769      1,945        1,696         6,440     16,394
Selling, general and
  administrative expenses..       611        944        262        520          492         2,495      5,324
Amortization of intangible
  assets..................         --        124         --         --           --            --        124
                              -------    -------     ------     ------       ------       -------    -------
Operating income (loss)...     (1,389)     3,254      2,507      1,425        1,204         3,945     10,946
Interest expense (income)..        23        127        (11)        (2)         (19)           34        152
Other expenses (income)...         11        (33)        --         (3)          (4)           --        (29)
                              -------    -------     ------     ------       ------       -------    -------
Income (loss) before
  provision for income
  taxes...................     (1,423)     3,160      2,518      1,430        1,227         3,911     10,823
Provision for income taxes
  (benefit)...............     (1,244)        --         --         --          417            --       (827)
                              -------    -------     ------     ------       ------       -------    -------
Net income (loss).........    $  (179)   $ 3,160     $2,518     $1,430       $  810       $ 3,911    $11,650
                              =======    =======     ======     ======       ======       =======    =======



                                                               2000 ACQUISITIONS
                                                              -------------------
                                                                CARL
SIX MONTHS ENDED JUNE 30, 2000                                 BOOTH     ERDA (A)    TOTAL
------------------------------                                --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
Revenues....................................................   $5,983    $14,354    $20,337
Cost of sales...............................................    3,110     11,984     15,094
                                                               ------    -------    -------
Gross profit................................................    2,873      2,370      5,243
Selling, general and administrative expenses................      588      2,499      3,087
Amortization of intangible assets...........................       --        171        171
                                                               ------    -------    -------
Operating income (loss).....................................    2,285       (300)     1,985
Interest expense (income)...................................      (33)       641        608
                                                               ------    -------    -------
Income (loss) before provision for income taxes.............    2,318       (941)     1,377
Provision for income taxes (benefit)........................       --       (308)      (308)
                                                               ------    -------    -------
Net income (loss)...........................................   $2,318    $  (633)   $ 1,685
                                                               ======    =======    =======


    ----------------------------


    (a) Excludes the operating results of ERDA's majority owned subsidiary not acquired.



(4) Reflects the elimination of intercompany sales.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

(5) Reflects the net decrease in selling, general and administrative expenses attributable to the following:



                                                                                 SIX
                                                               YEAR ENDED    MONTHS ENDED
                                                              DECEMBER 31,     JUNE 30,
                                                                  1999           2000
                                                              ------------   ------------
                                                                (DOLLARS IN THOUSANDS)
Acquisition related expenses (a)............................     $  (716)       $(951)
Bonuses and employment contract termination expenses (b)....        (468)          --
Other, net (c)..............................................         (22)          --
                                                                 -------        -----
  Decrease in selling, general and administrative
    expenses................................................     $(1,206)       $(951)
                                                                 -------        -----


    ----------------------------


    (a) Reflects a reduction for non-capitalizable acquisition expenses incurred by PATS, Infinity and ERDA on behalf of their stockholders related to their respective acquisitions by us.



    (b) Reflects a reduction in expenses attributable to employment contract termination expenses and nonrecurring bonuses awarded prior to, and in anticipation of, our acquisitions of PATS and Infinity.



    (c) Reflects cost savings attributable to employee benefit plans implemented at the companies we acquired.



(6) Reflects the net increase in amortization expense pertaining to the amortization of goodwill and other intangible assets related to the companies we have acquired as follows:



                                                              YEARS                        SIX
                                               INTANGIBLE   ESTIMATED    YEAR ENDED    MONTHS ENDED
                                                 ASSET       USEFUL     DECEMBER 31,     JUNE 30,
                                                 AMOUNT     LIFE (A)        1999           2000
                                               ----------   ---------   ------------   ------------
                                                             (DOLLARS IN THOUSANDS)
Elimination of predecessor basis amortization
  (b)........................................                              $ (363)        $(171)
Amortization attributable to companies
  acquired (c):
  Goodwill...................................   $146,506       30           2,830           501
  Customer contracts.........................      8,390        7             100            --
  FAA certifications.........................      2,000       15              11            --
  Engineering drawings.......................      2,624       15              25            --
  Assembled workforce........................      2,327        7             135            --
                                                                           ------         -----
    Net increase in amortization expense.....                              $2,738         $ 330
                                                                           ------         -----


    ----------------------------


    (a) Amortized on a straight-line basis over the respective estimated useful lives.



    (b) Reflects the elimination of amortization expense recorded by PPI and ERDA for periods prior to their acquisition.



    (c) Reflects adjustments for all of our 1999 and 2000 acquisitions from the beginning of the period presented to their respective acquisition dates; subsequent to those dates, amortization expense is included in our historical results.



(7) Reflects the net increase in interest expense, including deferred financing cost amortization and commitment fees, as a result of our 1999 and 2000 acquisitions as if they all had occurred on January 1, 1999.



    The components of pro forma interest expense are summarized in the table on the following page.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

                                                                                       SIX MONTHS
                                                                         YEAR ENDED      ENDED
                                                                        DECEMBER 31,    JUNE 30,
                                            RATE OR TERM      AMOUNT        1999          2000
                                          ----------------   --------   ------------   ----------
                                                          (DOLLARS IN THOUSANDS)
Senior credit facility (a):
  Term facilities:
    Term A..............................  LIBOR(b)+3.0%           (c)      $ 3,450      $ 1,801
    Term B..............................  LIBOR(b)+3.5%           (d)       11,930        6,529
    Term D..............................  LIBOR(b)+4.0%           (e)        8,668        4,733
Senior subordinated notes...............      12.00%          100,000       12,000        6,000
Customer advance........................      7.50%               (f)          380          146
Other long-term obligations.............  4.7% to 25.7%           (g)          251          144
Deferred financing cost amortization:
  Senior revolving credit facilities....   6 years (h)          1,277          213          106
  Senior term facilities:
    Term A..............................   6 years (i)          1,141          343          161
    Term B..............................   7 years (i)          4,211          679          337
    Term D..............................   6 years (i)          3,100          481          239
  Senior subordinated notes.............   10 years (i)         5,810          632          316
Commitment fees and expenses............                                       522          261
                                                                           -------      -------
    Pro forma interest expense (j)......                                   $39,549      $20,773
                                                                           -------      -------


    ----------------------------


    (a) Reflects our senior credit facility as amended for all of our 1999 and 2000 acquisitions and the 2000 debt refinancing, as if all events had occurred on January 1, 1999.



    (b) Calculations based on the historical LIBOR rates charged during the respective periods. The weighted average historical LIBOR rates were as follows:



                                                                             SIX
                                                           YEAR ENDED    MONTHS ENDED
                                                          DECEMBER 31,     JUNE 30,
                                                              1999           2000
                                                          ------------   ------------
  Term A facility.......................................   5.368%         6.272%
  Term B facility.......................................   5.369%         6.279%
  Term D facility.......................................   5.396%         6.334%



    (c) Reflects Term A facility borrowings of $34.5 million at December 31, 1998 plus $7.5 million pro forma additional borrowings as of January 1, 1999 for our Infinity and Carl Booth acquisitions, reduced by quarterly principal payments of $500,000 on March 31, 1999, $531,000 on June 30 and September 30, 1999 and $1.1 million commencing December 31, 1999. The pro forma weighted average borrowings outstanding under the Term A facility were $41.2 million for the twelve months ended December 31, 1999 and $38.8 million for the six months ended June 30, 2000.



    (d) Reflects Term B facility borrowings of $44.9 million at December 31, 1998 plus $90.0 million pro forma additional borrowings as of January 1, 1999 for our PATS and PPI acquisition, reduced by quarterly principal payments of $163,000 on March 31, 1999 and $338,000 commencing June 30, 1999. The pro forma weighted average borrowings outstanding under the Term B facility were $134.5 million for the twelve months ended
       December 31, 1999 and $133.5 million for the six months ended June 30, 2000.



    (e) Reflects Term D facility pro forma additional borrowings of $92.5 million as of January 1, 1999 for our Infinity and Carl Booth acquisitions and to repay then existing revolving credit facility borrowings as of January 1, 1998, reduced by quarterly principal payments of $100,000 on March 31, 1999 and $231,000 commencing June 30, 1999. The pro forma weighted average borrowings outstanding under the Term D facility were $92.3 million for the twelve months ended December 31, 1999 and $91.6 million for the six months ended June 30, 2000.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

    (f) Reflects a $5.0 million customer advance related to our PATS acquisition, pro forma as of January 1, 1999, reduced by principal payments of $975,000 on November 30, 1999. The pro forma weighted average advance outstanding was $4.9 million for the twelve months ended
       December 31, 1999 and $3.8 million for the six months ended June 30, 2000.



    (g) Reflects historical interest expense related to capital lease obligations and equipment term debt financing.



    (h) Deferred financing costs are amortized on a straight-line basis over the term of the agreement.



    (i) Deferred financing costs are amortized using the effective interest method.



    (j) A 0.125% change in the interest rates charged on variable rate borrowings would change interest expense and net income (loss) by:



                                                                                 SIX
                                                               YEAR ENDED    MONTHS ENDED
                                                              DECEMBER 31,     JUNE 30,
                                                                  1999           2000
                                                              ------------   ------------
                                                                (DOLLARS IN THOUSANDS)
    Interest expense........................................      $340           $171
    Net income (loss).......................................       206            104



(8) Represents an increase in the provision for income taxes as a result of reflecting a pro forma provision for income taxes on the income of PPI, Custom Woodwork, PCI NewCo, Infinity and Carl Booth which were taxed as S Corporations or partnerships prior to their acquisitions, partially offset by a decrease in pro forma taxable income. The effective tax rate differs from the U.S. federal statutory rate primarily due to goodwill amortization related to acquisitions not deductible for income tax purposes and state and foreign income taxes.



(9) Reflects 16% mandatorily redeemable preferred stock dividends. The proceeds from the sale of the preferred stock were used to fund our ERDA acquisition.



(10) Supplemental pro forma financial information is as follows:



                                                                                 SIX
                                                               YEAR ENDED    MONTHS ENDED
                                                              DECEMBER 31,     JUNE 30,
                                                                  1999           2000
                                                              ------------   ------------
                                                                (DOLLARS IN THOUSANDS)
Net cash provided by (used for):
  Operating activities......................................    $  24,196      $ (1,241)
  Investing activities......................................     (205,703)      (42,404)
  Financing activities......................................      179,265        44,398
EBITDA (a)..................................................       75,136        41,977
Depreciation and amortization (b)...........................       23,841        13,486
Capital expenditures:
  Paid in cash..............................................        9,276        13,438
  Financed with capital lease obligations...................        2,388           182
Cash interest expense.......................................       37,201        19,614
Ratio of earnings to fixed charges (c)......................           --          1.1x


    ----------------------------


    (a) EBITDA equals operating income plus depreciation, amortization, the 1999 Systems Integration Group non-recurring restructuring charge, non-recurring charges, non-cash acquisition related charges and other non-operating costs. EBITDA is not a measure of performance or financial condition under generally accepted accounting principles. EBITDA is not intended to represent cash flow from operations and should not be considered as an alternative to income from operations or net income computed in accordance with generally accepted accounting principles, as an indicator of our operating performance, as an alternative to cash flow from operating activities

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA or as a measure of liquidity. The funds depicted by EBITDA are not available for our discretionary use due to funding requirements for working capital, capital expenditures, debt service, income taxes and other commitments and contingencies. We believe that EBITDA is a standard measure of liquidity commonly reported and widely used by analysts, investors and other interested parties in the financial markets. However, not all companies calculate EBITDA using the same method, and the EBITDA numbers set forth above may not be comparable to EBITDA reported by other companies.



    (b) Reflects depreciation and amortization of plant and equipment, goodwill and other intangible assets. Excludes amortization of deferred financing costs, which are classified as a component of interest expense.



    (c) For purposes of calculating the ratio of earnings to fixed charges, earnings represent net income before income taxes, minority interest in the income of majority-owned subsidiaries and fixed charges. Fixed charges consist of:



       - interest, whether expensed or capitalized;



       - amortization of debt expense and discount relating to any indebtedness, whether expensed or capitalized;



       - one-third of rental expense under operating leases which is considered to be a reasonable approximation of the interest portion of such expense; and



       - preferred stock dividends.



       There was a deficiency of earnings to fixed charges of $7.9 million for the year ended December 31, 1999.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                            ------------------------

                               TABLE OF CONTENTS


Summary...............................      1
The Company...........................      1
Risk Factors..........................      2
Ratio of Earnings to Fixed Charges....      9
The Notes.............................     10
Where You Can Find More Information...     12
Use of Proceeds.......................     12
Description of Notes..................     13
Plan of Distribution..................     45
Experts...............................     46
Index to Unaudited Pro Forma
  Consolidated Financial Data.........    P-1


                                DeCrane Aircraft
                                 Holdings, Inc.

                     12% SERIES B SENIOR SUBORDINATED NOTES
                                    DUE 2008
          WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                AUGUST   , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

               PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the estimated expenses, all of which are to be borne by the Company, in connection with the registration, issuance and distribution of the securities being registered hereby. All amounts are estimates except the SEC registration fee.

SEC Registration Fee........................................  $    --
Legal Fees and Expenses.....................................    8,000
Accountants' Fees and Expenses..............................   10,000
Printing and Engraving Expense..............................   10,000
Miscellaneous...............................................    7,500
                                                              -------
    Total...................................................  $35,500
                                                              =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The certificates of incorporation of DeCrane Aircraft and DeCrane Holdings each contains a provision eliminating or limiting director liability to the company and its stockholders for monetary damages arising from acts or omissions in the director's capacity as a director. Those provisions may not, however, eliminate or limit the personal liability of a director:

    - for any breach of such director's duty of loyalty to the company or its stockholders;

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock purchases or redemptions; or

    - for any transaction from which the director derived an improper personal benefit.

    As a result of this provision, the ability of either company, or a stockholder thereof, to successfully prosecute an action against a director for breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or recision based upon a director's breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.

    In addition, the certificate of incorporation and bylaws for DeCrane Aircraft and DeCrane Holdings each provide for mandatory indemnification rights, subject to limited exceptions, to any director or executive officer of the company who (by reason of the fact that he or she is a director or officer) is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director or officer in advance of the final disposition of such proceeding in accordance with the applicable corporate law.

    DeCrane Aircraft also maintains directors' and officers' liability insurance.

ITEM 16. EXHIBITS.

    A list of the exhibits included or incorporated by reference as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits and is hereby incorporated by reference herein.

ITEM 17. UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or
    Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of California on August 21, 2000.


                                                       DECRANE AIRCRAFT HOLDINGS, INC.

                                                       By:                /s/ R. JACK DECRANE
                                                            ----------------------------------------------
                                                                            R. Jack DeCrane
                                                                        CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed below by the following persons in the capacities and on the date indicated.



                      SIGNATURE                                       TITLE                      DATE
                      ---------                                       -----                      ----
                 /s/ R. JACK DECRANE
     -------------------------------------------       Chief Executive Officer and          August 21, 2000
                   R. Jack DeCrane                       Director

               /s/ RICHARD J. KAPLAN*                  Senior Vice President, Chief
     -------------------------------------------         Financial Officer, Secretary,      August 21, 2000
                  Richard J. Kaplan                      Treasurer and Director

                 /s/ SUSAN SCHNABEL*
     -------------------------------------------       Director                             August 21, 2000
                   Susan Schnabel



*By:  /s/ R. JACK DECRANE
      --------------------------------------
      R. Jack DeCrane                                                                      August 21, 2000
      ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS

EXHIBIT NO.                                 EXHIBIT DESCRIPTION
-----------                                 -------------------
  3.2.1                 Certificate of Incorporation of DeCrane Aircraft Holdings,
                        Inc. (successor by merger to Delight Acquisition Co. and
                        DAHX, Inc.)*

  3.2.2 Bylaws of DeCrane Aircraft Holdings, Inc. (successor by merger to Delight Acquisition Co. and DAHX, Inc.)*

  3.3.1                 Certificate of Formation and Certificate of Merger of
                        Aerospace Display Systems, LLC*

  3.3.2                 Limited Liability Company Operating Agreement for Aerospace
                        Display Systems, LLC*

  3.4.1                 Articles of Incorporation of Audio International, Inc.*

  3.4.2                 Amended & Restated Bylaws of Audio International, Inc.*

  3.5.1                 Articles of Incorporation of Avtech Corporation*

  3.5.2                 Bylaws of Avtech Corporation*

  3.6.1                 Articles of Incorporation of Cory Components, Inc.*

  3.6.2                 Bylaws of Cory Components, Inc.*

  3.7.1                 Certificate of Incorporation of Dettmers Industries, Inc.
                        (formerly DAHX Acquisition, Inc.)*

  3.7.2                 Bylaws of Dettmers Industries, Inc.*

  3.8.1                 Restated Articles of Incorporation of Elsinore Aerospace
                        Services, Inc.*

  3.8.2                 Bylaws of Elsinore Aerospace Services Inc.*

  3.9.1                 Certificate of Incorporation of Elsinore Engineering, Inc.
                        (formerly EE Acquisition, Inc.)*

  3.9.2                 Bylaws of Elsinore Engineering, Inc. (formerly EE
                        Acquisition, Inc.)*

  3.10.1                Articles of Incorporation of Hollingsead International,
                        Inc.*

  3.10.2                Bylaws of Hollingsead International Inc.*

  3.11.1                Articles of Incorporation of Tri-Star Electronics
                        International, Inc.*

  3.11.2                Bylaws of Tri-Star Electronics International, Inc.*

  3.12.1                Articles of Incorporation of PATS, Inc.*

  3.12.2                Bylaws of PATS, Inc.*

  3.12.3                Amendment to Articles of PATS, Inc.*

  3.12.4                Amendment to Bylaws of PATS, Inc.8

  3.13.1                Articles of Incorporation of Flight Refueling, Inc.*

  3.13.2                Bylaws of Flight Refueling, Inc.*

  3.14.1                Articles of Incorporation of Patrick Aircraft Tank Systems,
                        Inc.*

  3.14.2                Bylaws of Patrick Aircraft Tank Systems, Inc.*

  3.15.1                Articles of Incorporation of PATS Aircraft and Engineering
                        Corporation*

  3.15.2                Bylaws of PATS Aircraft and Engineering Corporation*

  3.16.1                Articles of Incorporation of PATS Support, Inc.*

  3.16.2                Bylaws of PATS Support, Inc.*

  3.17.1                Articles of Incorporation of PPI Holdings, Inc.*

  3.17.2                By Laws of PPI Holdings, Inc.*

EXHIBIT NO.                                 EXHIBIT DESCRIPTION
-----------                                 -------------------
  3.18.1                Articles of Incorporation of Precision Pattern, Inc.*

  3.18.2                By Laws of Precision Pattern, Inc.*

  3.19.1                Certificate of Formation and Certificate of Merger for
                        Custom Woodwork & Plastics, LLC*

  3.19.2                Limited Liability Company Operating Agreement for Custom
                        Woodwork & Plastics, LLC*

  3.20.1                Articles of Incorporation of PCI Acquisition Co., Inc.*

  3.20.2                Bylaws of PCI Acquisition Co., Inc.*

  3.21.1                Articles of Incorporation of International Custom Interiors,
                        Inc.*

  3.21.2                Bylaws of International Custom Interiors, Inc.*

  3.22.1                Articles of Incorporation DAH-IP Holdings, Inc.*

  3.22.2                By Laws of DAH-IP Holdings, Inc.*

  3.23.1                Articles of Incorporation of DAH-IP Infinity, Inc.*

  3.23.2                By Laws of DAH-IP Infinity, Inc.*

  3.24.1                Certificate of Limited Partnership DAH-IP Acquisition Co.,
                        L.P.* the General Partner, and DeCrane Aircraft Holdings,
                        Inc., the Limited Partner*

  3.24.2                Limited Partnership Agreement of DAH-IP Acquisition Co.,
                        L.P. among DAH-IP Holdings, Inc., the General Partner, and
                        DeCrane Aircraft Holdings, Inc., the Limited Partner*

  3.24.3                Assignment of Partnership Interest by DeCrane Aircraft
                        Holdings, Inc. to DAH-IP Infinity, Inc.*

  3.25.1                Certificate of Formation and Certificate of Amendment of
                        Carl F. Booth & Co., LLC*

  3.25.2                Limited Liability Company Agreement of Carl F. Booth & Co.,
                        LLC*

  3.26.1                Articles of Incorporation of ERDA, Inc.*

  3.26.2                Bylaws of ERDA, Inc.*

  4.1                   Indenture dated October 5, 1998 between DeCrane Aircraft and
                        State Street Bank and Trust Company*

  4.1.1                 Supplemental Indenture dated January 22, 1999 among PATS,
                        Inc. and its subsidiaries, the other guarantors under the
                        Indenture, DeCrane Aircraft and State Street Bank and Trust
                        Company*

  4.1.2                 Supplemental Indenture to be dated April 23, 1999 among PPI
                        Holdings, Inc., Precision Pattern, Inc., the other
                        guarantors under the Indenture, DeCrane Aircraft and State
                        Street Bank and Trust Company*

  4.2                   A/B Exchange Registration Rights Agreement among DeCrane
                        Aircraft Holdings, Inc., the subsidiary guarantors, and DLJ
                        Securities Corporation*

  4.5                   Form of DeCrane 12% Senior Subordinated Notes due 2008*

  4.6                   Certificate of Designations, Preferences and Rights of 16%
                        Senior Redeemable Exchangeable Preferred Stock due 2009*

  4.7 Senior Preferred Stock Registration Rights Agreement dated as of June 30, 2000 among DeCrane Aircraft Holdings, Inc.
                        and the Holders of Senior Preferred Stock*

  5.1                   Opinion of Spolin & Silverman LLP**

  5.2                   Opinion of Davis Polk & Wardwell**

 10.1                   Securities Purchase Agreement dated as of June 30, 2000
                        among DeCrane Aircraft Holdings, Inc., DeCrane Holdings Co.
                        and the purchasers named therein

 10.2                   Amended and Restated Investors' Agreement dated as of June
                        30, 2000 by and among DeCrane Holdings Co., DeCrane Aircraft
                        Holdings, Inc. and the stockholders named therein*

EXHIBIT NO.                                 EXHIBIT DESCRIPTION
-----------                                 -------------------
 10.5                   Tax Sharing Agreement dated March 15, 1993 between DeCrane
                        Aircraft and several subsidiaries*

 10.6                   Employment Agreement dated July 17, 1998 between the Company and R. Jack DeCrane*

 10.7                   401(k) Salary Reduction Non-Standardized Adoption Agreement
                        dated April 30, 1992 between the Company and The Lincoln
                        National Life Insurance Company*

 10.8                   Form of Subscription Agreement for DeCrane Holdings Co.
                        common and preferred stock by certain members of Global
                        Technology Partners LLC*

 10.10                  Credit Agreement dated August 28, 1998 by and among DeCrane
                        Aircraft Holdings, Inc. (successor by merger to DeCrane
                        Finance Co.) and DLJ Capital Funding, Inc.*

 10.10.1                First Amendment to Credit Agreement dated January 22, 1999*

 10.10.2                Second Amended and Restated Credit Agreement dated as of
                        December 17, 1999 among DeCrane Aircraft, the lenders listed therein, DLJ Capital Funding, Inc., as syndication agent,
                        and Bank One NA, as administrative agent*

 10.10.3                Third Amended and Restated Credit Agreement dated as of May
                        11, 2000 among DeCrane Aircraft, the lenders listed therein,
                        DLJ Capital Funding, Inc., as syndication agent, and Bank
                        One NA, as administrative agent*

 10.11                  Lease between Botzler-Emery Associates Guilford Ten Limited
                        Partnership and PATS, Inc.*

 10.12                  Lease among Continental Development Corporation, Tri-Star
                        Electronics International, Inc., and Cory Components, Inc.
                        for real property in El Segundo, CA*

 10.13 Lease among Kilroy Realty, L.P., Kilroy Realty Corporation and Hollingsead International for real property in Garden
                        Grove, California*

 10.14                  Lease between Sussex County, MD and PATS, Inc.*

 10.15                  General Terms Agreement dated July 5, 1995 between the
                        Boeing Company and Cory Components, Number 6-5752-0002*

 10.15.1                Special Business Provisions dated November 30, 1995 between the Boeing Company and Cory Components, Number 6-5752-0004*

 10.15.2                Purchase Agreement 9423JC4548 between Boeing Defense &
                        Space- Irving Co. and Cory Components, January 1, 1995 through December 31, 1999*

 10.16                  Purchase Agreement dated as of October 1, 1998 between
                        Matsushita Electronic Industrial Co., Ltd. and Cory
                        Components Inc.*

 10.17                  1998 General Terms Agreement between the Boeing Company and
                        Tri-Star Electronics International, Inc. dated July 1, 1998, number BCA-6-5632-0032*

 10.17.1                Special business provisions between the Boeing Company and
                        Tri-Star Electronics International, Inc. dated July 1, 1998, number STD-6-5632-0097*

 10.18                  General Terms Agreement between Boeing Company and PATS,
                        Inc. dated February 17, 1998*

 10.18.1 Special business provisions between the Boeing Company and PATS, Inc. dated February 17, 1998*

 10.18.2                Letter Agreement dated January 15, 1999 between The Boeing
                        Company and DeCrane Aircraft Holdings, Inc.*

 10.19                  Amended Management Incentive Stock Option Plan*

 10.20                  Amended Stock Subscription Agreement*

 10.21                  Amended Incentive Bonus Plan*

 10.22                  Executive Deferred Compensation Plan*

EXHIBIT NO.                                 EXHIBIT DESCRIPTION
-----------                                 -------------------
 12.1                   DeCrane Aircraft Holdings, Inc. Earnings to Fixed Charges
                        Ratio***

 20.1                   Prospectus of DeCrane Aircraft Holdings, Inc. dated May 14,
                        1999 (incorporated by reference to the Company's
                        Registration Statement No. 333-70365 on Form S-1 effective
                        May 14, 1999)*

 21.1                   List of Subsidiaries of Registrant*

 23.1                   Consent of PricewaterhouseCoopers LLP***

 23.2                   Consent of Baird, Kurtz & Dobson***

 23.3                   Consent of Spolin & Silverman LLP**

 23.4                   Consent of Davis Polk & Wardwell**

 23.5                   Consent of Grant Thornton LLP***

 24                     Power of Attorney*

 25                     Statement of Eligibility and Qualification of State Street
                        Bank & Trust Company, as trustee, under the Indenture listed as Exhibit 4.1, on Form T-1*


------------------------

*   Previously filed.

** Filed in respect of our previously filed Registration Statement No. 333-70365 on Form S-1.

*** Filed herewith.